

11 Keewaydin Drive
Salem, New Hampshire 03079

September 14, 2017

To the Stockholders of Standex International Corporation:

You are cordially invited to attend the Annual Meeting of Stockholders of Standex International Corporation (the "Company"), which will be held at the Burlington Marriott, One Burlington Mall Road, Burlington, Massachusetts 01803, on Thursday, October 26, 2017 at 11:00 a.m., local time.

We hope that you will be able to attend the meeting. If you do attend the meeting, you may vote your shares personally. However, if you cannot do so, it is important that your shares be represented. All stockholders received a Notice of Internet Availability of Proxy Materials, which provides instructions on how to access the proxy electronically, so that you may vote your shares. We urge you to read the proxy statement carefully, and to vote your shares by telephone or the Internet, or by requesting a paper copy of the proxy and signing, dating and returning your card in the postage prepaid envelope provided.

Pursuant to the procedures governing the meeting, stockholders will be requested to verify their status as stockholders or proxy holders prior to or during meeting attendance.

The attached Notice of Annual Meeting and Proxy Statement contains information about the formal business of the Company to be acted on by the stockholders. Additionally, at the Annual Meeting, a presentation regarding the operations of your Company and a question and discussion period will take place.

Thank you in advance for voting your shares, and for your interest in the Company.

Sincerely,

David Dunbar
President/Chief Executive Officer
Chair, Board of Directors

TABLE OF CONTENTS



11 Keewaydin Drive
Salem, New Hampshire 03079

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Standex International Corporation (the "Company") will be held at the Burlington Marriott, One Burlington Mall Road, Burlington, Massachusetts 01803, on Thursday, October 26, 2017, at 11:00 am, local time for the following purposes:

1. To elect three directors to hold office for three-year terms ending on the date of the Annual Meeting of Stockholders in 2020;
2. To conduct an advisory vote on the total compensation paid to the named executive officers of the Company;
3. To ratify the appointment by the Audit Committee of the Board of Directors of Grant Thornton LLP as independent auditor of the Company for the fiscal year ending June 30, 2018; and
4. To transact such other business as may properly come before the meeting or any adjournments thereof.

The Company has provided each stockholder with a Notice of Internet Availability of Proxy Materials (the "Notice"), which encourages stockholders to review the Notice of Annual Meeting/Proxy Statement and 2017 Annual Report on Form 10-K on the Internet, at www.envisionreports.com/sxi. We believe that encouraging electronic reviewing of the proxy statement creates value for stockholders by reducing costs to the Company, eliminating wasteful surplus printed materials, and expediting the tabulation of stockholders' votes. The Notice also provides stockholders with information about how to obtain a paper or email copy of the proxy statement, if they prefer.

Once the proxy materials have been reviewed, we ask stockholders to vote their shares in one of the following ways:

(a) Call 1-800-652-VOTE (8683), and use your Stockholder Control Number to vote. This number appears in the shaded bar on the Notice that you received;

(b) Visit the Internet website at: https://www.envisionreports.com/sxi, or follow your broker's instructions relative to Internet voting; or

(c) Attend the Annual Meeting and vote in person. A ballot will be provided to you if you hold Company shares in your own name. If you hold your shares through a bank or broker (i.e., in "street name"), you must obtain a proxy from your bank or broker to vote the shares at the Annual Meeting.

Alternatively, stockholders may request a paper or emailed proxy statement by calling 1-866-641-4276 or emailing investorvote@computershare.com and inserting the words "Proxy Materials Standex International Corporation" in the subject line. Then, after review of the materials, vote via telephone or the Internet or mark, date, sign and mail your proxy card in the prepaid envelope provided.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible.

By Order of the Board of Directors,



Alan J. Glass, *Secretary*

September 14, 2017

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on October 26, 2017. The 2017 Notice of Annual Meeting/Proxy Statement and the 2017 Annual Report on Form 10-K are available for review at www.standex.com under the Investors tab, in the section labeled Annual Reports and Proxy Materials.

The Notice of Internet Availability and Proxy Statement are first being made available to stockholders on or about September 14, 2017.

STANDEX INTERNATIONAL CORPORATION

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
October 26, 2017

This Proxy Statement is being furnished on or about September 14, 2017, in connection with the solicitation of proxies by the Board of Directors of Standex International Corporation, for use at the Annual Meeting of Stockholders to be held on Thursday, October 26, 2017. The Board of Directors ("Board") is recommending that you vote **for** each of the individuals nominated for Director by the Board of Directors, **for** the total compensation paid to the named executive officers of the Company, and **for** the ratification of Grant Thornton LLP as independent auditor for the Company for the fiscal year ending June 30, 2018.

The Board of Directors has fixed August 31, 2017 as the record date for the determination of stockholders entitled to vote at the Annual Meeting. At the record date, there were outstanding and entitled to vote 12,776,119 shares of the Common Stock of the Company. You may vote the shares you own directly in your name as a stockholder of record, shares you hold through Company benefit plans, and shares held for you as a beneficial owner through a broker, bank or other nominee. Each share is entitled to one vote.

A quorum must be present to transact business at the Annual Meeting. A quorum is the majority of the outstanding shares of the Company's Common Stock entitled to vote at the Annual Meeting and represented in person or by proxy. Proposals 1, 2, and 3 will require the affirmative vote of a majority of the shares of Common Stock voting, in person or by proxy, at the Annual Meeting. For each Proposal, stockholders have the option of voting for, against or abstaining. Stockholders should specify their choice on the form of proxy.

Your bank or broker will send you voting instructions if you hold your shares in street name.

Abstentions and broker non-votes (i.e. when a broker or bank holding shares in "street name" is present at the meeting in person or by proxy, yet has no authority to vote on a particular proposal because the beneficial owner has not instructed the broker or bank how to vote, and the broker or bank has no discretionary voting power on its own) will be counted for quorum purposes, but will not be counted as votes in favor of Proposals 1 and 2. Proposal 3 is considered "routine" by the New York Stock Exchange ("NYSE"), so broker non-votes will be counted in favor of Proposal 3. However, abstentions will not have any voting effect for Proposal 3. The Company encourages stockholders who hold shares in street name to instruct their bank or broker how they want to vote on each Proposal.

You may revoke any proxy at any time prior to the Annual Meeting by delivery of written notice to the Secretary of the Company or by executing a subsequent proxy.

Each stockholder received a Notice of Internet Availability providing instructions about how to view and vote proxy materials electronically. We believe that electronic delivery of proxy documents, rather than delivery of a paper copy to every stockholder, maximizes value for all stockholders and eliminates waste. We strive to be vigilant stewards of Company resources, and we believe that electronic delivery helps the Company attain this goal.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, the Company's directors and officers, without additional remuneration, may solicit proxies in person and by telecommunications. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting materials to the owners of stock held in their names, and the Company will reimburse them for their out-of-pocket expenses in this regard.

To assure the presence in person or by proxy of the necessary quorum for holding the meeting, the Company has engaged the firm of Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902 to assist in soliciting proxies by mail, telephone, facsimile and personal interview, for a fee estimated at approximately $6,250 plus disbursements. The Company pays this expense.

PROPOSAL 1 – ELECTION OF DIRECTORS

Nominees Recommended by the Board of Directors

In Proposal 1, Election of Directors, we are asking stockholders to consider and vote on the election of the three nominees listed below for three-year terms. Stockholders are asked to elect as Class II Directors, David Dunbar, Michael A. Hickey and Daniel B. Hogan, each for a three-year term expiring in 2020. Stockholders may vote for or against each Director nominated for election, or may abstain. No proxy can be voted for a greater number of persons than the three nominees named below.

In the event that any nominee for election becomes unavailable, the person acting under the proxy may vote for the election of a substitute. We have no reason to believe that any nominee will become unavailable.

The Board has affirmatively determined that Messrs. Michael A. Hickey and Daniel B. Hogan are "independent," as defined by the NYSE.

Director Roger L. Fix will retire from Board service upon the conclusion of the term to which he was most recently elected. Mr. Fix's term will end on the date of the 2017 Annual Meeting. The Company extends its sincere thanks to Mr. Fix, who during his 13 year tenure at the Company served at various times as COO, President, CEO, Director and Chair of the Board. The Company is grateful for Mr. Fix's dedication and leadership, and wishes him well in his retirement.

Information about each Director, including the three Board-recommended nominees, as of July 31, 2017, follows.

The Board of Directors recommends a vote **FOR** each nominee.

Nominees for Directors For Terms Expiring in 2020   ("Class II")

David Dunbar   Age 55

The Board appointed Mr. Dunbar as Chair of the Board as of October, 2016. Mr. Dunbar has been President/CEO of the Company and a member of the Board of Directors, since January, 2014. Mr. Dunbar joined the Company from Pentair Ltd., where he had served as President of the valves and controls global business unit since 2009. At that time, the unit was owned by Tyco Flow Control; Tyco Flow Control and Pentair merged in 2012. Pentair, trading on the NYSE, is a global provider of products and services relating to energy, water, thermal management and equipment protection.

In February, 2017, Mr. Dunbar joined the Board of Watts Water Technologies, Inc. where he serves on both the Audit and Nominating & Corporate Governance Committees.

Mr. Dunbar brings to the Company Board decades of executive experience with global manufacturing companies. Mr. Dunbar's diverse experience at various operational levels brings a broad management perspective. Further, Mr. Dunbar is an electrical engineer by training, and therefore his technical background provides insight to the execution of Company strategy and acquisition candidates. In addition, his directorship at Watts, a publicly traded industrial manufacturer, brings peer insight to the Company Board. The Company believes that he continues to be a valuable contributor to the Board.

Michael A. Hickey   **Age 56**

The Nominating and Corporate Governance Committee has recommended, and the full Board has approved, the nomination of Michael A. Hickey for a directorship, succeeding Roger Fix. Over the past 33 years, Mr. Hickey has enjoyed a distinguished career at Ecolab, Inc., the NYSE-traded global provider of water, hygiene and energy technologies and solutions with revenues of $13 billion in 2016. Mr. Hickey currently serves as Executive Vice President and President of the Global Institutional business, operating in 165 countries with $3.2 billion in revenue. During his career with Ecolab, Mr. Hickey held a number of senior executive positions, including Executive Vice President, Senior Vice President and General Manager. Mr. Hickey also has worked in the foodservice sector, and serves on the boards of several foodservice associations and foundations.

The Company believes that Mr. Hickey, with his proven track record of leading solutions-driven global businesses with a customer-intimate focus, will be a valuable addition to the Board. Mr. Hickey's experience, which includes mergers and acquisitions work, marketing and sales, and operational and strategic execution, is anticipated to enhance and broaden the Board's current strengths.

The selection of Mr. Hickey as a director nominee was the product of a deliberative process in which the Nominating and Corporate Governance Committee retained the services of Korn Ferry, a nationally recognized executive and director search firm, to seek candidates who possessed a skill set deemed complementary to the skills of other members of the Board. For further information regarding the Company's process for director nomination, see page 39 of this Proxy Statement.

Daniel B. Hogan, J.D., Ph.D.   **Age 74**

Dr. Hogan has been a Director since 1983. He brings significant management, consulting and governance experience to the Board.

Dr. Hogan currently serves as Senior Advisor to Passim, a non-profit arts organization located in Cambridge, Massachusetts. Prior thereto, he served as Executive Director of Passim from 2008 to 2015. Passim saw a dramatic improvement in its vibrancy and financial health under Dr. Hogan's leadership, and his many innovations helped this arts group assure its primacy in the folk music industry.

Dr. Hogan has over three decades of management consulting experience, including positions as Vice President of McBer & Company (a division of the Hay Group) and the Apollo Group, which he founded and where he served as President. Apollo Group provided consulting services to major international financial and manufacturing entities. In these roles, he specialized in leadership development, team building, executive assessment and competency modeling. Dr. Hogan has served on many non-profit boards over the last 30 years, often chairing or heading up the governance committee. He is currently on the Executive Board of the Harvard Square Business Association in Cambridge, MA.

Dr. Hogan's service to the Board over the past thirty-five years provides valuable insight and institutional knowledge, which is unique to Dr. Hogan and makes him well qualified to serve as a member of the Board.

Directors To Continue In Office For Terms Expiring in 2019   ("Class III")

Thomas E. Chorman   **Age 63**

Mr. Chorman has been a Director since 2004. He currently chairs the Corporate Governance/Nominating Committee. Mr. Chorman brings significant financial management experience to the Board. He is not only a financial executive, but also an entrepreneur and private investor who has successfully launched and led various enterprises. He currently serves as Chief Executive Officer of Solar LED Innovations, LLC, a designer, manufacturer and marketer of solar rechargeable lighting products, with headquarters in Pennsylvania. Mr. Chorman established the company in 2008.

From June 2009 through April 2012, Mr. Chorman served on the Board of Directors of Symmetry Medical, a provider of implants, instruments and cases to orthopedic device manufacturers trading on the NYSE. Mr. Chorman was chair of the Finance and Systems Committee and also served on the Audit Committee of Symmetry.

Mr. Chorman's decades of senior financial management experience, along with the entrepreneurial business opportunities he has pursued, is of significant benefit to the Company. Mr. Chorman remains closely involved in the day to day financial reporting requirements for established international public companies as well as smaller start-ups. This perspective is helpful to the Board when analyzing acquisition opportunities. Mr. Chorman's skills and abilities qualify him to serve on the Board of the Company.

Thomas J. Hansen   **Age 68**

Mr. Hansen has been a Director since 2013. He currently chairs the Audit Committee, and serves as the Lead Independent Director. Mr. Hansen joined the Company Board after his retirement from Illinois Tool Works ("ITW"), where his career spanned thirty-two years, during which he served in increasingly responsible strategic management roles with global reach. At the time of his retirement in 2012, Mr. Hansen was serving as the Vice Chairman of ITW, where he was responsible for the company's worldwide automotive components and fasteners business, its construction products and fluids and polymers businesses, and its industrial metal and plastics businesses.

In addition, Mr. Hansen currently serves as a member of the board of directors of Terex Corporation, a manufacturer of equipment for the lifting and material handling industries, trading on the NYSE. Mr. Hansen chairs the Audit Committee of Terex. Mr. Hansen also is a board member and the chair of the Audit Committee of Mueller Water Products, Inc., a manufacturer of products used in the transmission and distribution of drinking water. Mueller stock trades on the NYSE. Mr. Hansen also serves on the Nominating and Corporate Governance Committee of Mueller.

The Company believes that the industrial manufacturing insight that Mr. Hansen has gained during his long and distinguished career at ITW is of immense value as the Company continues to execute its long-term strategy. Mr. Hansen's broad end-market knowledge and acquisition experience are helpful to the Board. Mr. Hansen's financial analysis and background are also well utilized in his role as Chair of the Company's Audit Committee. Mr. Hansen has been involved in the oversight and preparation of financial statements for over thirty years. Finally, Mr. Hansen's integrity and judgment serve the Board well in his role as lead independent director.

Directors To Continue In Office For Terms Expiring in 2018   ("Class I")

Charles H. Cannon, Jr.   **Age 65**

Mr. Cannon has been a Director since 2004. He chairs the Compensation Committee. Until his retirement in 2014, he served as Executive Chairman of John Bean Technologies Corporation ("JBT"), an NYSE-traded global company providing technology solutions to the food processing and air transportation industries. Mr. Cannon was President/CEO of JBT Corporation from 2008 through 2013. In 2008, JBT was spun off from its parent company, FMC Technologies, Inc., where Mr. Cannon had served as Vice President from 2001 to 2004 and Senior Vice President from 2004 until the JBT spinoff.

The Company believes that Mr. Cannon is qualified to continue his service on the Board, based upon his lengthy senior executive experience at an international manufacturer which operates in some of the same industries as does the Company. Mr. Cannon, with decades of experience as a general manager and senior executive, exhibits demonstrated leadership success. He was responsible, as CEO of a publicly traded company, for multiple aspects of corporate organization, governance, finance and operations. Finally, Mr. Cannon's technical and business education and his international perspective are of unique benefit to the Company's Board.

Jeffrey S. Edwards   Age 55

Mr. Edwards has been a Director since 2014. Mr. Edwards is the Chairman and CEO of Cooper Standard Holdings Inc., a manufacturer of fluid handling, body sealing, and anti-vibration systems components for the automotive industry. He has been CEO of Cooper Standard since 2012, and Chairman since 2013 (also serving as President during 2012 and 2013). This NYSE global company, with more than 90 manufacturing locations in 20 countries and 2016 annual revenue of over $3.4 billion, sells primarily to the automotive OEM market. Prior to 2012, Mr. Edwards had a distinguished 28-year career at Johnson Controls, a global NYSE-traded diversified technology and industrial company, where he served in numerous capacities, including Corporate Vice President, Group Vice President and General Manager of the Automotive Experience Asia Group, based in Tokyo.

Since becoming a Director in 2014, and particularly in connection with his membership on the Corporate Governance/Nominating Committee and Compensation Committee, Mr. Edwards has brought valuable insight to the Board's activities. Mr. Edwards' successful and lengthy history of leading global manufacturing businesses enables him to advise the Board in a myriad of ways regarding the challenges facing the Company. Mr. Edwards' position as Chairman of the Cooper Standard Board provides useful peer insight. Finally, Mr. Edwards' management acumen assists the Board as it assesses both short and long-term Company performance and strategy.

Gerald H. Fickenscher   Age 74

Mr. Fickenscher has been a Director since 2004. He brings to the Company decades of financial management and general management experience at various global operations. Prior to his retirement, he served as Vice President-Europe, Middle East and Africa of Crompton Corporation, a specialty chemicals manufacturer, from 1994 to 2003. In this capacity, he led 1,900 employees and was responsible for $700 million in sales. Prior thereto, he was Chief Financial Officer of Uniroyal Chemical, a worldwide industrial chemical company with a complex operational structure, from 1986 to 1993. Mr. Fickenscher played a key role in a successful $1 billion management-led buyout, which concluded in an IPO with excellent returns to shareholders.

Since retiring in 2003, Mr. Fickenscher has remained active in the field of finance. He regularly attends training at NACD (National Association of Corporate Directors) and FEI (Financial Executive International), and has been active in other international finance and trade organizations, and serves as an advisor to a privately-held industrial company.

Mr. Fickenscher is qualified to serve on the Board of the Company due to his years of financial experience, analysis and acumen. He has senior executive management experience with multinational, industrial organizations. For many years, he interacted with audit committees and external auditors, experience which is beneficial to his current service on the Company's Audit Committee. His continuing education and training through various industry and governance organizations provides insight to the Board regarding peer practices. The Company believes that Mr. Fickenscher is a valuable asset to the financial and organizational needs of the Board.

Determination of Independence

The Board of Directors operates pursuant to Corporate Governance Guidelines, which are available under the heading "Guidelines," under the Governance tab on the Company's website at www.standex.com. Under these Guidelines, the Board requires that at least a majority of directors be "independent" as defined by the NYSE listing standards. Pursuant to the NYSE standards, the Board annually undertakes an analysis of "independence" as the criteria apply to each Director and nominee for Director.

The NYSE rules require that, in order to be considered independent, each Director or nominee have no material relationship with the Company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the Company), nor may any Director or nominee have any prohibited relationships, such as certain employment relationships with the Company, its independent auditor or another organization in business with the Company.

At its meeting on July 27, 2017, the Board affirmatively determined that the following Directors are independent: Messrs. Cannon, Chorman, Edwards, Fickenscher, Hansen, and Hogan. The Board also determined that nominee Hickey is independent.

In assessing Dr. Hogan's independence, the Board considered that Dr. Hogan is the son of Daniel E. Hogan, who was a co-founder of the Company and served in various capacities with the Company (including terms as President and CEO) through 1985. Daniel E. Hogan served as a consultant to the Company from 1985 until his death in 1991. The Board determined that this familial relationship between Director Daniel B. Hogan, who has never been employed by the Company, and Company co-founder Daniel E. Hogan did not create a relationship which in any way compromised the exercise of Dr. Hogan's disinterested and independent judgment as a director. Thus, the Board concluded that Dr. Hogan is independent within the meaning of the NYSE rules.

The remaining Board member, Mr. Dunbar, was determined by the Board not to be independent due to his status as a currently employed executive of the Company.

The Board will continue to monitor all of its members' activities on an ongoing basis to insure the independence of a majority of the Company's directors.

Certain Relationships and Related Transactions

We monitor transactions between the Company and its Directors, executive officers, beneficial owners of more than 5% of our common stock, and their respective immediate family members, where the amount involved exceeds or is expected to exceed $120,000 during the fiscal year. Annual questionnaires inquiring about any potential transactions are completed and submitted to the Chief Legal Officer of the Company. There were no transactions during the past fiscal year with any related person, promoter or control person that are required to be disclosed or reported under the applicable rules of the NYSE and the Securities and Exchange Commission ("SEC").

In addition, the Company Code of Conduct requires all officers, directors and employees to avoid engaging in any activity that might create a conflict of interest. All individuals are required to report any proposed transaction that might reasonably be perceived as conflicting with the Company's interest to their supervisor and/or the Chief Legal Officer.

STOCK OWNERSHIP IN THE COMPANY

Stock Ownership by Directors, Nominees for Director and Executive Officers

The following table sets forth information regarding beneficial ownership of the Company's Common Stock as of July 31, 2017 of each director, each nominee for election, each executive officer named in the Summary Compensation Table and all directors and executive officers of the Company as a group:

Name	Beneficial Ownership (1)	
	No. of Shares	**Percent of Outstanding Common Stock**
Paul C. Burns	5,865 (3)	**
Charles H. Cannon, Jr. (2)	25,402 (3)	**
Thomas E. Chorman	8,489	**
Thomas D. DeByle	62,166 (3)	**
Anne De Greef-Safft	9,758 (3)	**
David Dunbar	59,049 (3)	**
Jeffrey S. Edwards	2,743	**
Gerald H. Fickenscher	11,915	**
Roger L. Fix	3,623	**
Alan J. Glass	2,927	**
Thomas J. Hansen	4,678 (3)	**
Michael A. Hickey	0	**
Daniel B. Hogan, Ph.D.	13,102	**
All Directors and Executive Officers As a Group (16 Persons)	**217,760**	**1.7**

_____

**   Less than 1% of outstanding Common Stock.

(1)   As used herein, "beneficial ownership" means the sole or shared power to vote, and/or the sole or shared investment power with respect to shares of Common Stock. The individuals included in this table have sole voting and investment power with respect to the shares shown as beneficially owned by them.

(2)   The number includes 21,052 shares held in a trust, of which Mr. Cannon is the trustee, held for the benefit of Mr. Cannon's children.

(3)   The numbers listed include estimates of the shares held in the Employees' Stock Ownership Plan ("ESOP") portion of the Standex Retirement Savings Plan at June 30, 2017, which are vested to the account of Mr. DeByle. This individual has voting power over the shares allocated to him in this Plan. The number of ESOP shares included above may differ slightly from the ESOP shares reported on Form 4s filed with the Securities and Exchange Commission, due to the Company's adoption in April 2002 of unitized accounting for the ESOP, under which each participant is allocated a number of units (comprised of Company shares plus between 0% and 3% of their ESOP investment in cash), rather than a defined number of Company ESOP shares.

The numbers also include the following shares which will be converted from restricted stock units, and also, in the case of Messrs. Burns, Dunbar, and DeByle and Ms. De Greef-Safft, performance share units, into shares of common stock within 60 days of July 31, 2017: Messrs. Cannon and Hansen (720); Mr. DeByle (5,538); Mr. Dunbar (12,904); Mr. Burns (341); and Ms. De Greef-Safft (797).

_____

Stock Ownership of Certain Beneficial Owners

The table below sets forth each stockholder who, based on public filings, is known to be the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company as of July 31, 2017. All information is presented as of the date indicated in the footnote to the table, and is based upon stock ownership reports filed with the SEC on Schedule 13G. Each holder listed below has sole voting power and sole dispositive power of the shares indicated on the table, unless otherwise noted in the footnote.

Name and Address of Beneficial Owner	Beneficial Ownership (1)	
	Outstanding Common Stock	Percent of No. of Total Outstanding Shares
Black Rock, Inc. 55 East 52nd Street New York, NY 10055	1,455,766 (2)	11.4%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	1,098,333 (3)	8.6%
FMR, L.L.C. 245 Summer Street Boston, MA 02210	877,879 (4)	6.9%
RE Advisors Corp. National Rural Electric Cooperative Association 4301 Wilson Boulevard Arlington, VA 22203	720,759 (5)	5.7%

_____

(1) "Beneficial ownership" has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and, unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2) This information is based on a Schedule 13G/A filed on January 17, 2017. The filing indicates sole power to vote or to direct the vote for 1,427,087 shares; sole dispositive power for 1,455,766 shares; and zero shares with either shared voting or shared dispositive power.

(3) This information is based on a Schedule 13G/A, filed on February 10, 2017. The filing indicates sole voting power for 22,958 shares; sole dispositive power for 1,073,845 shares; 24,488 shares with shared dispositive power, and 2,181 shares with shared voting power.

(4) This information is based on a Schedule 13G/A filed on February 14, 2017. The filing indicates sole power to dispose or to direct the disposition for 877,879 shares and sole power to vote or to direct the vote for 879 shares.

(5) This information is based on a Schedule 13G filed on February 14, 2017. The filing indicates both sole voting and sole dispositive power for 720,759 shares.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes in detail our executive compensation program, as administered by the Compensation Committee of the Board of Directors (the "Committee") and should be read in conjunction with the actual compensation tables and accompanying narrative disclosures found on pages 24 through 36 of this proxy statement. Our "named executives," as determined in accordance with SEC rules, for fiscal year 2017 are:

David Dunbar	Chair of the Board, President and Chief Executive Officer
Thomas D. DeByle	Vice President, Chief Financial Officer and Treasurer
Alan J. Glass	Vice President, Secretary, and Chief Legal Officer
Anne De Greef-Safft*	President, Food Service Equipment
Paul C. Burns	Vice President, Strategy and Business Development

* On August 28, 2017, the Company reported that Ms. De Greef-Safft had confirmed that her last day of employment with the Company will be September 29, 2017.

Objectives of Executive Compensation Program

Our compensation program is designed to

- Link executive compensation to the performance of the Company and the creation of stockholder value.

- Attract and retain highly qualified executives.

- Align the interests of our executives with those of our stockholders.

Alignment between an executive's compensation and stockholder interests is strengthened by the fact that significant portions of the executive's total target compensation are performance-based and comprised of long-term equity incentives as reflected in the chart below:



% of Target Compensation

Components of Executive Compensation Program

In general, executive compensation is set to be competitive and within the median of the Company's peer group. Our executive compensation program consists of several discrete components, each designed to serve a specific purpose and which together accomplish the overall objectives of the program. Those components are summarized in the chart below. A more detailed description of each component and its purpose is contained later in this Compensation Discussion and Analysis.

Component	Purpose
Base Salary	Fixed cash to attract, motivate and retain high quality executive talent.
Annual Incentive Plan	At risk, variable incentive designed to promote preservation and near-term enhancement of stockholder value. Executives can defer up to 50% of bonus into receipt of discounted restricted stock units, convertible into common stock.
Long-Term Incentive Plan	At risk, variable incentive and fixed awards designed to promote sustainable growth and long-term enhancement of stockholder value, as well as long-term executive retention. The plan consists of restricted stock units and performance share awards.
Other	Includes customary health, welfare and retirement benefits and limited perquisites.

The Chart below shows the 2017 mix of target compensation opportunity for each Named Executive Officer.



2017 Target Mix

	David Dunbar	Thomas D. DeByle	Anne De Greef-Safft	Alan J. Glass	Paul C. Burns
■ Base Salary	779,782	399,540	397,838	329,875	309,000
■ Target Annual Bonus	779,782	259,701	218,811	164,938	169,950
■ Target LTIP	1,559,564	599,310	397,838	329,875	200,850

Say-On-Pay

Stockholders are afforded the opportunity to cast an advisory vote on an annual basis with respect to the compensation of the Company's named executive officers. At the Annual Meeting of Stockholders held on October 27, 2016, 98.6% of the votes cast on the advisory proposal were voted in its favor. After reviewing these results, the Committee decided to continue to apply the same general philosophy, compensation objectives and governing principles that it used in 2016 and did not materially change the structure of the executive compensation program in fiscal year 2017; however, to further strengthen the alignment of executive compensation with stockholder interest, the Committee improved the long term incentive plan by moving from a one-year to a three-year performance measurement period for its performance share units.

Administration of Executive Compensation Program

The Committee is responsible for all aspects of our executive compensation program, as described in its Charter, which can be accessed at www.standex.com and a copy of which shall be provided to any stockholder upon request.

Use of Independent Compensation Consultants

To help ensure that our executive compensation program is effective in meeting its objectives, the Committee is assisted by Meridian Compensation Partners, LLC ("Meridian"), an independent compensation consulting firm. The services provided by Meridian consist of advising on the competitiveness of our program, determining the program's effectiveness aligning pay and performance, Committee's establishing objectives and goals under the annual and long-term incentive plans, and keeping the Committee informed of trends and best practices in executive compensation and related governance practices. Meridian provides the Committee similar assistance with respect to the compensation program for non-employee directors. In addition, Meridian assists the Committee in determining appropriate stock ownership guidelines for the directors and executives of the Company. Meridian does not provide any other services to the Company. The Committee has determined that Meridian is independent and that no conflicts of interest exist between Meridian and the Company, including any of its directors and executive officers.

Evaluation of Chief Executive Officer

The Committee is also charged with evaluating the performance of Mr. Dunbar as Chief Executive Officer, and setting his compensation level. In fulfilling this role, the Committee conducts a detailed annual review of his performance which includes input provided by the Lead Independent Director after discussion with independent members of the Board. As a key part of its analysis, the Committee asks Mr. Dunbar to summarize his key achievements against a written set of objectives previously approved by the Committee. The Committee then meets directly with Mr. Dunbar to discuss that summary as well as the input provided by the Lead Independent Director. The Lead Independent Director is then directed by the Committee to review the results of the evaluation with Mr. Dunbar before finalizing Mr. Dunbar's compensation.

Basis for Determination of Target Executive Compensation

For fiscal year 2017, the Committee asked Meridian to evaluate competitiveness of the compensation program for our executive officers, including those of the named executives. To accomplish this, Meridian first assisted the Committee in adopting a peer group using the following selection criteria: industrial and technology manufacturing companies that (a) have revenue 1/3 to 3x the Company revenue; (b) have multiple business units; and (c) serve global markets. The 2017 peer group is comprised of the following 22 companies:

Albany International Corp.	ESCO Technologies, Inc.	Lydall, Inc.
Altra Industrial Motion Corp.	Graco, Inc.	Middleby Corporation
Barnes Group, Inc.	Hardinge, Inc.	NN, Inc.
Blount International, Inc.	Hillenbrand, Inc.	Nordson Corporation
Chart Industries, Inc.	JBT Corporation	RBC Bearings, Inc.

CIRCOR International, Inc.	Kadant, Inc.	TriMas Corporation
CLARCOR, Inc.[1]	L. B. Foster Company	Xerium Technologies, Inc.
Enpro Industries, Inc.		

[1]   CLARCOR, Inc. was acquired during our fiscal year 2017 and is no longer a member of the peer group for fiscal year 2018.

By benchmarking target compensation levels against the peer group, Meridian conducted a competitive market study of the executive compensation of the Company's executives, including the named executive officers. As a result of its evaluation of the market study, the Committee determined that executive compensation for the named executives was competitive compared to similarly situated executives in the Company's peer group. In addition to its use of the market information provided by Meridian, the Committee based its compensation decisions on an executive's experience, future potential, specific individual accomplishments, current equity holdings, and such factors as the breadth of an executive's responsibility, including whether he or she has strategic rather than merely operational or functional responsibilities, the complexity of the function or business unit headed by an executive, whether the executive has global responsibilities, and other factors deemed relevant by the Committee. The Committee may establish the base salary and incentive targets of an individual new in his or her position at a lower level and increase it over time by amounts greater than the increases granted to other executives, as the executive achieves expectations and gains experience in the position.

The Committee also seeks the views of Mr. Dunbar and the Vice President of Human Resources with respect to the effectiveness of the executive compensation program, especially with regard to its motivational effects on our executives. Mr. Dunbar also provides input to the Committee on the performance of each of the other named executives.

DETAILS REGARDING 2017 TARGETS AND RESULTS

Base Salary

The base salaries of the Company's executives were reviewed in light of the foregoing factors. Effective October 1, of FY 2016 and FY 2017, the base salary of each named executive officer was set as follows:

Executive	2016 Base Salary	2017 Base Salary	Increase
David Dunbar	$757,070	$779,782	3.0%
Thomas D. DeByle	$384,190	$399,540	4.0%
Anne De Greef-Safft	$386,250	$397,838	3.0%
Alan J. Glass	$325,000	$329,875	1.5%[1]
Paul C. Burns	$300,000	$309,000	3.0%

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[1]   Mr. Glass joined the Company in April, 2016 and thus his partial year of service was factored into the level of adjustment.

Annual Incentive Bonus

Executives may receive annual bonuses based partly upon the financial performance of the Company (or the business unit headed by an executive with primary responsibilities at the divisional rather than the corporate level) during a particular fiscal year and partly upon their success in meeting individual strategic goals established by the Committee at the beginning of the fiscal year. The amount of an executive's annual incentive bonus opportunity and the criteria used to determine whether the opportunity is realized are determined through a detailed performance planning process which the Company refers to as its Balanced Performance Plan ("BPP") process.

BPP Process

The BPP process generally takes place over two Committee meetings during the first quarter of the fiscal year. The first meeting is the July meeting, which coincides with the meeting of the Board at which the Company's preliminary results for the previous fiscal year are reviewed and discussed, and the operating budget for the upcoming fiscal year is presented. The Committee then conducts an additional review of the proposed BPP at a second meeting, generally held in late August, after the financial results for the prior fiscal year and the operating budget for the upcoming fiscal year are finalized. This two-step process provides the Committee with an ample opportunity to conduct a deliberative and interactive process that results in the establishment of goals that it is confident correlate to the overall objectives set for the Company by the Board for the upcoming fiscal year.

At its August meeting, the Committee determines the extent to which the financial and strategic goals applicable to each executive for the previous year were met, and establishes the amount of bonus to be paid. The Committee also formally approves the financial and strategic performance goals for the upcoming fiscal year under both the annual and long-term incentive components of the executive compensation program.

Determination of Annual Incentive Bonus Targets

The BPP process begins each year by setting a percentage of the executive's base salary as a target bonus amount. For fiscal year 2017, the target bonus amount as a percentage of base salary was as follows for each of the named executives:

Executive	Target Bonus as Percentage of Base Salary
David Dunbar	100%
Thomas D. DeByle	65%
Anne De Greef-Safft	55%
Alan J. Glass	50%
Paul C. Burns	55%

After establishing a target bonus amount for each executive, the Committee determines what percentage of that amount to allocate to the attainment of the financial performance measures, and what percentage to the strategic goals. The Committee determined that for fiscal year 2017, for executives, 70% of an executive's target bonus should be tied to the achievement of the financial performance goals and 30% to meeting the strategic goals. Actual bonus achievement is capped at 200% of target. Actual bonus achievement with respect to strategic goals can range between 0% and 133% of that portion of the target attributable to the strategic goals depending upon actual performance against the preset goals. With respect to financial performance goals, actual bonus achievement can range between 0% and 243% of that portion of target attributable to such goals for executives.

The Committee then establishes the specific financial measures and individual strategic goals and the weighting to be given to each of the financial measures and strategic goals selected. In approving these particular goals, the Committee made a specific determination that they represent financial objectives that correlate to the creation of stockholder value and are appropriate measures against which to judge executive performance. In differentiating among the financial performance goals, the Committee determined that achieving a specified level of earnings per share and operating cash flow were the Company's most important financial objectives, followed by sales. The weighting reflects the Committee's belief that, for fiscal year 2017, earnings and operating cash flow, were the most important factors in preserving and enhancing stockholder value in the near-term and sustaining and growth and stability for the long-term.

For fiscal year 2017, three financial goals were established. The Committee next determined "threshold," "target" and "superior" performance levels for the financial goals for minimum, target and maximum achievement, and set the percent achievement for those performance levels at 50%, 100% and 243%. If the performance results reach and exceed the threshold level, an executive will earn a bonus on a sliding scale basis up to the maximum achievement amount. Target financial performance levels are tied directly to the approved fiscal year budget. In establishing the threshold and superior performance levels, the Committee sets the threshold performance level high enough so that achieving it is not guaranteed and sets the superior performance level high enough so that achieving it is difficult and represents an outstanding accomplishment that would be highly likely to significantly enhance stockholder value. For fiscal year 2017, the financial goals for corporate executives (other than Ms. De Greef-Safft whose financial goals were discussed below) and their respective threshold, target and superior performance goals were as set forth below:

Goal (1)	Weighting	Threshold	Target	Superior
Sales	20%	$754.9 M	$778.1 M	$806.2 M
Diluted Earnings per share from Continuing Operations	25%	$4.35	$4.65	$4.92
Operating Cash Flow from Continuing Operations (2)	25%	$63.8 M	$69.4 M	$74.6 M

_____

(1)   The Committee has also established guidelines regarding the reservation of the right to adjust the financial targets and/or results for bonus determination purposes to reflect the impact of special events either not factored into the operating plan budget established at the beginning of a fiscal year (on which the bonus targets are based), or not indicative of operating performance during the year. The Committee believes such adjustments are appropriate in order for executives to execute the Company's long-term growth strategies to deliver strong financial results.

(2)   Operating cash flow is a non-GAAP financial measure which is determined by adding three items from the Company's audited financial statements – 1) income from operations, 2) depreciation and amortization, and 3) change in net working capital (defined as net receivables plus inventories, less accounts payable), that occurred since the end of fiscal year 2016, and subtracting capital expenditures from the total of the foregoing three items.

The BPP process for divisional executives mirrors that for corporate executives, except that almost all of the financial goals established for them are tied directly to the objectives of the divisions which they head. For fiscal year 2017, the three financial goals set for the Food Service Equipment segment, which applies to the bonus for Ms. De Greef-Safft, and their respective threshold, target and superior performance goals were as set forth below:

Goal (1)	Weighting	Threshold	Target	Superior
Sales	25%	$371.1 M	$382.6 M	$397.9 M
Earnings before interest and taxes as a percent of sales	25%	11.0%	12.1%	13.0%
Operating Cash Flow from Continuing Operations	15%	$42.0 M	$47.7 M	$52.8 M

_____

(1)   In addition, one corporate level goal, diluted earnings per share for the Company at a weighting of 5%, applies to the bonus for Ms. De Greef-Safft.

For fiscal year 2017 between three and five strategic goals were established. The specific goals differ for each of the named executives. The strategic goals established for Mr. Dunbar were (i) to apply the standard work of the Company's Growth Disciplines and Talent Management across the Company to improve growth capabilities; (ii) to improve the operational performance capability of the business; (iii) to implement a plan to achieve target EBIT in the Food Service Equipment segment and develop a strategy to create a more differentiated and profitable Refrigeration business; and (iv) to reposition the Engineering Technologies segment by adding capacity to support aviation wins, using OPEX tools to improve operational performance and restructuring to adapt to lower legacy business.

For the three named executives who head corporate staff functions, strategic goals were established by the Committee which were tied to the completion of specific projects in their functional areas that were deemed important to the Company and initiatives that would improve productivity and significantly lower the cost structures of the departments which they head, resulting in better processes and reduced corporate costs. The strategic goals for Ms. De Greef-Safft are related to the growth and profitability of the Food Service Equipment segment, implementation of a safety management system, and development of organizational plans and talent management processes.

Results for 2017

Set forth in the following table are the results for the three financial performance metrics used to determine the amount of annual incentives bonuses in fiscal year 2017:

Metric	Result	% Weighted Achievement
Sales	$742.9 M	0
Diluted Earnings Per Share from Continuing Operations	$3.95	0
Operating Cash Flow from Continuing Operations	$56.3M	0

The $3.95 used for annual incentive calculation purposes is greater than the Company's actual reported earnings per share of $3.65 for fiscal year 2017 in large part due to the adjustments for non-cash charges, gains or losses associated with the sale of excess real estate and mergers and acquisitions related costs incurred during the fiscal year. All three financial performance metrics failed to reach the threshold performance target mainly due to the performance of a single business unit, the Refrigeration group, that erased the improvements from most of the other businesses; therefore, each corporate executive is not entitled to a bonus associated with the financial performance targets.

Performance of the Food Service Equipment segment, on which Ms. De Greef-Safft's annual incentive bonus is based, was as follows:

Metric	Result	%Weighted Achievement
Sales	$357.9M	0
EBIT	8.2%	0
Operating Cash Flow	$32.6M	0

The results were below the threshold level in all three categories. As a result, Ms. De Greef-Safft is not entitled to a bonus based upon the financial performance components of her target.

With respect to each executive's strategic goals for the year, the Committee met with Mr. Dunbar to evaluate the performance of each executive in meeting those goals. In determining the extent to which each strategic goal was met, the Committee examined the difficulty of reaching the goal, the work performed to achieve it, and any factors that arose during the year that made achievement of the goal more or less difficult. Following its evaluation, the Committee determined that Mr. Dunbar had achieved 133% of his strategic goals, which equates to 40% of his total target bonus, as a result of the following: (a) continued deployment of the Company's Growth Disciplines resulted in a 69% increase in the sales value of the Company's growth laneways and a 50% increase in the number of market tests, while improvements to the Talent Development system resulted in a 33% increase in the number of open management positions filled internally as well as improved retention of high potential employees; (b) with regard to operational performance, employee safety improved as measured by a companywide reduction in reportable injuries per 200,000 hours worked; (c) significant steps were taken to improve the operational performance of the Refrigeration business including improved management talent and a review of the business's operational and market strategies; and (d) the Company successfully completed consolidation of two Ohio facilities within the Engineering Technologies segment, including a complete overhaul of the manufacturing footprint in order to create optimal flow through the factory and enhanced capacity. The segment also successfully ramped up production capability at its new facility in Wisconsin in order to support the growing aviation business. The Committee determined that the other named executives achieved between 111% and 133% of his or her individual strategic goals, which equates to between 33% and 40% of his or her total target bonus. In determining the achievement of each named executive officer's strategic goals, the Committee recognized the key roles of the named executive officers in the Company's: (i) very successful acquisition initiatives during the year, including Horizon Scientific in the Food Service Equipment segment and the largest acquisition in the Company's history-Standex Electronics Japan Corporation; (ii) improvement in Company-wide safety measures; and (iii) overall improvement in the business segments other than a single business unit, the Refrigeration group.

Combining the scores of the financial and strategic goals, each named executive earned the following bonus:

Executive	Percentage of Target Bonus Achieved
David Dunbar	40.0%
Thomas D. DeByle	40.0%
Anne De Greef-Safft	33.3%
Alan J. Glass	40.0%
Paul C. Burns	40.0%

Deferral of Annual Incentive Bonus

The Company provides an incentive for its executives to defer up to 50% of their annual bonuses into the receipt of discounted restricted stock units pursuant to the Management Stock Purchase Program ("MSPP"), a component of the 2008 Long Term Incentive Plan. Those restricted stock units vest three years after they are awarded, and shares equal to the number of restricted stock units are delivered to the executives. Restricted stock units awarded under the MSPP are valued at the time of award at a 25% discount from the lower of the closing price of the Company's common stock on the last day of the fiscal year or the date on which the underlying bonus was certified by the Committee. While the annual bonus is designed primarily to motivate an executive to meet annual performance goals established under the BPP process, the restricted stock unit deferral option adds an additional long-term motivational component to the bonus. Each executive must make his or her deferral election at the beginning of the fiscal year. For fiscal year 2017, the named executives elected to defer the following percentages of their annual incentive bonuses into the receipt of restricted stock units under the MSPP:

Executive	Percentage Deferred for MSPP
David Dunbar	50%
Thomas D. DeByle	50%
Anne De Greef-Safft	50%
Alan J. Glass	50%
Paul C. Burns	20%

Long Term Incentive Plan

Executives are provided with incentives to remain in the employ of the Company and to align their interests with those of the Company's stockholders through the annual granting of long-term equity-based awards. The long-term equity awards consist of a mix of time-vested restricted shares and performance-based share units. In fiscal year 2017, the Committee improved the long-term incentive plan by providing for a three-year performance period for performance awards whereas the previous performance awards had a one year performance period. For fiscal year 2017, the target long-term incentive awards as a percentage of base salary were as follows for each of the named executives:

Executive	Target Award as a % of Base Salary
David Dunbar	200%
Thomas D. DeByle	150%
Anne De Greef-Safft	100%
Alan J. Glass	100%
Paul C. Burns	65%

The total target value of the award for each named executive for fiscal year 2017 is described under "Estimated Future Payouts-Equity Incentive Plan" on page 28 of this proxy statement.

The form, terms and rationale for each component of such equity awards are summarized in the following table:

Component	Design	Purpose
Restricted Stock Units	For fiscal year 2017, vests pro-rata over three years from the date of grant. Starting with fiscal year 2018, such awards will cliff vest after three years, provided that the executive remains employed at time of vesting. Dividends accrue over the vesting period and are paid in cash immediately upon full vesting.	Retention of executive, and alignment with stockholder interests by providing the executive with meaningful stock ownership.
Performance Share Units	Convertible into shares of stock, depending upon performance of the Company over a three-year period against two pre-established financial metrics. For the FY 2017 award, the metrics were aggregate EBITDA and average return on invested capital. Shares earned are paid at the end of the three-year performance period, provided the executive remains employed at such time.	Motivates executives to meet financial performance criteria that the Committee has determined impact the longer-term performance of the Company and aligns executives' interests with those of stockholders through satisfaction of the awards in shares of stock.

For fiscal year 2017, 60% of the total long-term incentive award for Mr. Dunbar was made in performance share units, and 50% of the award made to the other named executives was made in performance share units. This again reflects the Committee's determination that the portion of an executive's compensation which is directly

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tied to the meeting of performance goals should be higher for those executives in the strongest position to impact actual performance.

Performance Share Units Targets

For the fiscal year 2017 three-year performance period, the performance goals, weighting and explanation are as follows.

Goal	Weighting	Definition
Three Year Cumulative EBITDA	60%	EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure determined by adding three items from the Company's audited financial statements – 1) income from continuing operations before income taxes, 2) interest expense, and 3) depreciation and amortization.
Three-year Average Return on Invested Capital	40%	Average Return on Invested Capital (Average ROIC) is determined by the three-year average of the annual return on invested capital.

The Committee selected EBITDA because of its direct correlation to profitability and cash flow, which are critical to the Company's ability to complete acquisitions, invest in its core businesses, continue to return cash to stockholders in the form of dividends and improve overall liquidity. The Committee selected Average ROIC as a second performance measure, because it provides a means of determining whether the Company has invested the earnings of the business so as to best optimize the Company's return on invested capital. The Committee also established threshold, targets and superior levels of EBITDA and Average ROIC for the three-year period that may be adjusted for acquisitions, divestitures, unplanned restructurings, purchase accounting, gains or losses on real estate, gains on life insurance and any other exceptional one-time gains or losses. The measurement period ends with fiscal year 2019 and any earned shares will be delivered upon certification by the Committee of the financial performance results at such time.

Perquisites and Other Benefits

We provide a limited number of perquisites to certain named executives, including Mr. Dunbar. These perquisites are designed to be competitive and assist in the attraction and retention of highly qualified executives and also to facilitate the performance of the executive's responsibilities. The perquisites consist of a car allowance, and reimbursement of automobile operating expenses, including the cost of gasoline, auto insurance and repairs. Mr. Dunbar is reimbursed for tax return preparation and counseling. We own no aircraft, nor do our executives fly on private aircraft for business purposes. We do not provide any country club or other club memberships to our executives. No gross ups are provided for any attributed income relating to perquisites received by the executives.

Executives participate in the same employee benefit plans and arrangements as do nearly all salaried employees. Such plans and arrangements include a 401(k) plan with a Company match of up to 4% of an employee's base salary and additional Company contributions equal to a percentage of an employee's base salary, with the exact percentage based in part on the employee's age (these additional contributions are designed to make employees at least partially whole for the inability to accrue additional benefits under the frozen defined benefit pension plan up to the IRS compensation limit). In addition, we provide medical, dental, life insurance and long-term disability arrangements that are similar to those provided by similarly-situated companies, and which provide for cost sharing between employees and the Company.

Employment Agreements

We have entered into employment agreements with each of the named executives. The length of the agreements is based upon the Committee's assessment of appropriate terms to attract and retain qualified executive talent, and of what is appropriate to maintain competitiveness. Mr. Dunbar's agreement has an initial three-year period that renews automatically for additional three-year periods, and either party may terminate the agreement with 30 days' notice. The agreements for the other named executives have one-year terms, and renew automatically for successive one-year periods, and either party may terminate the agreement with 30 days' notice. In the event of involuntary termination for a reason other than death or material breach of the agreement, Mr. Dunbar will receive base salary continuation for two years, and the other named executives will receive base salary continuation for one year. Mr. Burns' agreement provided for the granting of 6,021 restricted stock units, which award vests in four installments as follows: 2,007 on July 27, 2016; 2,007 on July 27, 2017; 1,338 on July 27, 2018; and 669 on July 27, 2019, provided that he is employed on the vesting date; and a signing award of $100,000, which was paid to Mr. Burns upon his hiring. The signing award for Mr. Burns was granted as compensation for incentives forfeited in connection with his departure from his previous employer.

Each agreement contains a non-compete provision which precludes the executive from competing against the Company after the agreement is terminated, regardless of the reason for the termination, for two years, in the case of Mr. Dunbar, and one year, in the case of the other named executives. The agreements also contain a "non-poaching" provision, which restricts the ability of an executive who takes a position outside the Company to hire employees of the Company. Such provisions are considered by the Committee to be a benefit to the Company, because they ensure that those who know the most about the Company, its businesses, its employees, and the markets that the Company serves cannot use that knowledge to adversely impact the Company after their employment ends.

In the event of a change in control of the Company, the agreements further provide for the payment of severance and other benefits if the executive's employment is terminated, or the executive resigns for certain specified good reasons, such as a significant diminishment of his or her job duties or reporting relationship, or a diminution in base salary or incentive compensation opportunity. Upon such a termination or resignation, severance for Messrs. Dunbar and DeByle will be based upon three years of salary and bonus, while the amount for Messrs. Glass, Burns and Ms. De Greef-Safft will be based upon one year. The amount of bonus used to calculate the lump sum payment is the higher of the executive's "target" bonus for the year in which the change in control occurs or the most recent annual bonus paid to him or her. The amounts reflect the determination of the Committee of what was appropriate to ensure that executives involved in negotiating and completing any change in control transaction will act in the best interest of stockholders, without regard to the personal dislocation that they would likely face as a result of the transaction. These amounts are paid only upon termination or resignation for certain specified good reasons following a change in control and not upon the change in control itself. Such a "double trigger" provision, requiring both a change in control and a subsequent termination or resignation for the executive to be entitled to the amounts paid under the agreement, has been determined to be appropriate by the Committee. The Committee sees no reason for the change in control event itself to trigger any right to additional compensation or benefits, if the executive's employment status is not significantly impacted by the change in control. There is no gross up provided with respect to any amounts paid under the agreements.

Tax and Accounting Aspects of Compensation

The tax deductibility by a corporation of compensation in excess of $1 million paid to the named executives is limited by Section 162(m) of the Internal Revenue Code. "Performance-based" compensation, as defined in the Code, may be excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals set out in writing within 90 days after the beginning of the plan year to which the goals apply, and if the compensation is paid under a plan approved by Stockholders. The Company's 2008 Long Term Incentive Plan was approved by stockholders at the Company's 2008 Annual Meeting of Stockholders and an amendment to this plan was approved by stockholders at the Company's 2011 Annual Meeting of Stockholders. Stockholders most recently approved the material terms of the performance goals under the 2008 Long Term Incentive Plan at the Company's 2016 Annual Meeting of Stockholders.

The Company does not have a specific policy regarding executive compensation and Section 162(m), and the Committee may choose to provide compensation that is not deductible under Section 162(m) on occasion if it determines such action to be in the best business interest of the Company. Notwithstanding the absence of a specific policy, the Committee's intent in fiscal year 2017 was to structure the executive compensation program so that the vast majority of all compensation would be deductible.

Clawback Provision

The 2008 Long Term Incentive Plan contains a provision which authorizes the Board of Directors to recover excess annual and long-term incentive compensation paid under the Plan to the Chief Executive Officer, Chief Financial Officer, or any other executive, in the event that the Company's financial results for any reporting period require restatement downward due to misconduct, as determined by the Board of Directors, on the part of any such executives.

Stock Ownership Guidelines

The Committee has adopted stock ownership guidelines for its directors and executives, including the named executives, out of a belief that those individuals should have at least a minimum level of stock ownership to align their interests with those of the Company's stockholders. Under the guidelines, Mr. Dunbar is required to own stock the value of which is equal to at least five times his base salary, and the other named executives are required to own stock the value of which is equal to at least two times their base salaries. In addition, to further the Company's commitment to ensure that the interests of executives are aligned with those of stockholders, the guidelines provide that Vice Presidents, Group Presidents and Division Presidents are required to hold share units with a value equal to one times annual base salary. Until such time as a named executive officer has attained the applicable share ownership guideline, he or she is expected to retain at least 50% of the share units awarded to him or her, net of amounts required to pay taxes and exercise prices. Stock owned outright and unvested restricted stock are considered owned by the executive. The share ownership guidelines level is recalculated whenever an executive receives an increase in pay. To determine whether the guidelines are met, shares owned will have a deemed value determined annually as the average stock price of the Company's common stock in the fourth quarter of the prior fiscal year. The Committee monitors compliance with the stock ownership requirements on an ongoing basis and the named executives are presently in compliance with the guidelines.

Policy Concerning Transactions Involving Company Securities

The Company has a policy applicable to all officers, directors and employees, that prohibits certain transactions involving the Company's securities, including engaging in short-term speculative transactions involving the Company's securities such as hedging transactions and buying or selling put or call options, holding the Company's securities in a margin account, or engaging in short sales of Company securities. In addition, the policy prohibits the pledging of Company securities without first providing at least two weeks' advance notice, with an explanation of the purpose of the pledge approval. No named executive officers or directors have entered into agreements pledging any shares of Company common stock for any purpose.

Risk Considerations in Compensation Programs

In August 2017, the Committee conducted its annual review of the Company's compensation policies and practices to assess whether they contain incentives that could lead to excessive or inappropriate risk taking by executives. Following that review, the Committee has concluded that the Company's compensation programs, when considered both separately and taken as whole, are not reasonably likely to have a material adverse effect on the Company. The principal factors that led to this conclusion are as follows:

- The annual incentive compensation achievable by an executive is capped at 200% of the executive's target bonus, thus reducing any incentive to generate an inordinately high level of performance in any one year at the expense of future performance.

- Executives may defer up to fifty (50%) percent of their annual incentive compensation into restricted stock units, which vest and become payable in stock three years after the date the annual incentive compensation is paid.

- Long-term incentive compensation is paid entirely in shares of stock. Except for 2017 grants, restricted stock granted under the Plan requires that an executive remain employed for three years before the stock vests. Shares paid pursuant to the award of performance share units are based on a three-year performance management period and paid out at the end of the three-year period, only if the executive continues to be employed by the Company at such time of payment. As a result of the foregoing, any future deterioration in the Company's stock price would adversely impact the executive which keeps the executive's interests aligned with those of the stockholders.

- The long-term incentive plan is based solely on total corporate, rather than business unit performance, which motivates business unit heads to focus on total corporate performance, and not just the performance of their own business units. In addition, the performance measures used to determine the amount of any long-term incentive payment differ from those used to determine the amount of any annual incentive bonus, thus reducing the ability of an executive to engage in conduct designed to inflate his or her incentive compensation payout.

- The Board is empowered to "claw back" the portion of any annual or long-term incentive compensation paid to any executive, which is attributable to financial results that must be restated or to other fraud or misconduct on the part of the executive.

- The absence of any guaranteed bonuses or large equity grants that are not specifically tied to corporate performance.

- Executives are subject to stock ownership requirements, which require that they maintain ownership of a specified amount of Company stock during the course of their employment.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management. Based on that review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE

Charles H. Cannon, Jr., Chair
Thomas E. Chorman
Jeffrey S. Edwards

COMPENSATION TABLES AND NARRATIVE DISCUSSION

2017 SUMMARY COMPENSATION TABLE

The following table sets forth compensation information for the Company's chief executive officer, chief financial officer, and three other individuals who served as the most highly compensated executive officers of the Company (the "named executive officers") during the fiscal years ending June 30, 2017, June 30, 2016 and June 30, 2015.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Non-Equity Incentive Plan Compen-sation ($) (3)	Change In Pension Value and Non-Qualified Deferred Compen-sation Earnings ($) (4)	All Other Compen-sation ($) (5)	Total ($)
David Dunbar President/CEO	2017	774,098	0	2,113,055	155,957	54,708	112,655	3,210,473
	2016	751,537	0	1,987,958	428,021	(749)	92,082	3,258,849
	2015	726,248	0	1,860,398	296,881	3,318	85,246	2,972,091
Thomas D. DeByle Vice President/CFO/ Treasurer	2017	395,703	0	786,492	51,940	52,212	60,788	1,347,135
	2016	381,393	0	620,640	112,726	(1,084)	60,212	1,173,887
	2015	370,725	0	611,744	79,188	10,911	47,216	1,119,784
Anne De Greef-Safft (6) President Food Service Group	2017	394,941	0	553,107	36,432	13,418	43,161	1,041,059
	2016	383,438	0	535,473	77,115	1,375	35,314	1,032,715
	2015	163,460	44,952 (7)	438,826	0	0	14,216	661,454
Alan J. Glass (8) Vice President/CLO	2017	328,656	0	446,900	32,988	19	18,610	827,173
Paul C. Burns (9) VP Strategy & Business Development	2017	306,750	0	249,108	54,384	301	18,213	628,756
	2016	280,768	100,000 (10)	661,370	141,768	0	74,678	1,258,584

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Footnotes to Summary Compensation Table

(1)   Since the payment of each executive's annual non-equity incentive bonus is dependent on meeting or exceeding certain targets and performance criteria, all annual non-equity cash incentive payments are reported under the column headed "Non-Equity Incentive Plan Compensation."

(2)   This column represents the aggregate grant date fair value of three separate awards: (a) restricted stock units ("RSUs") issued with respect to the portion of the executive's annual incentive bonus which the executive elects to defer into the receipt of discounted RSUs under the terms of the Management Stock Purchase Program ("MSPP"); (b) shares of time-based restricted stock, and (c) performance share units ("PSUs"). In addition, a time based restricted stock award granted to Mr. Burns as of the date on which he commenced employment with the Company is included in this column. The award has a fair value of $450,009.

With respect to (a) above, the MSPP permits executives to elect prior to the beginning of the fiscal year in which the annual incentive bonus is earned to defer up to 50% of their annual incentive bonuses into the receipt of discounted RSUs. For FY 2017, Messrs. Dunbar, DeByle, and Glass and Ms. De Greef-Safft elected to defer 50% of their bonus into such RSUs, and Mr. Burns elected to defer 20%. Under the MSPP, RSUs are based on a 25% discount from the lower of the closing price of the Company's stock on the last day of the fiscal year in which the bonus was earned or the date on which the Compensation Committee certified the results for the annual incentive bonus. The amounts in this column which are attributable to distributions under the MSPP are computed in accordance with FASB ASC Topic 718, and assume a probable outcome at the "target" performance level with respect to the satisfaction of financial performance measures, and at the maximum fulfillment of the executive's strategic objectives. If the "superior" financial performance target had been reached, and if each executive had fulfilled all of his or her strategic objectives, the amounts set forth in the table attributable to MSPP purchases would have been as follows:

FY 2017, Mr. Dunbar - $1,106,908; Mr. DeByle - $368,610; Ms. De Greef-Safft - $310,596; Mr. Glass - $234,118; and Mr. Burns - $96,462.

FY 2016, Mr. Dunbar - $ 765,674; Mr. DeByle - $ 296,776; Ms. De Greef-Safft - $ 298,412; and Mr. Burns - $ 92,686.

FY 2015, Mr. Dunbar - $780,670; Mr. DeByle - $291,082; and Ms. De Greef-Safft - $127,590.

With respect to the awards of time-based restricted stock noted in (b) above, the column includes the grant date fair value of such awards for FY 2017, FY 2016 and FY 2015, respectively. Grant date fair value is calculated by multiplying the number of shares of stock awarded times the closing price of the Company's stock on the date awarded, in accordance with FASB ASC Topic 718. The dollar amounts in this column specifically attributable to grants of time-based restricted stock are set forth in the Grants of Plan-Based Awards table on page 27 of this proxy statement.

With respect to the awards of PSUs noted in (c) above, the column includes the grant date fair value of such awards for FY 2017, FY 2016 and FY 2015, respectively. Grant date fair value is calculated by multiplying the number of PSUs awarded times the closing price of the Company stock on the date of the award, in accordance with FASB ASC Topic 718. In determining the grant date fair value of the PSUs, a probable outcome at the "target" performance level is assumed. PSU payouts can range from zero to a maximum of 200% of target performance. For FY 2016, payouts equal to 79.03% of target performance were earned. For FY 2015, payouts equal to 115.24% of target performance were earned. The maximum PSU payouts for each of the past three fiscal years, determined as of the date on which the PSUs were granted, assuming achievement of the "superior" performance target, are as follows:

FY 2017, Mr. Dunbar - $1,871,479; Mr. DeByle - $599,310; Ms. De Greef-Safft - $397,838; Mr. Glass - $329,875; and Mr. Burns - $200,850.

FY 2016, Mr. Dunbar - $2,028,894; Mr. DeByle - $576,285; Ms. De Greef-Safft - $463,500; and Mr. Burns - $198,000.

FY 2015 Mr. Dunbar - $ 1,969,800; Mr. DeByle - $ 559,500; and Ms. De Greef-Safft - $0;

The superior performance target was not achieved in any of the past three years. The dollar amounts in this column specifically attributable to grants of PSUs are set forth in the Grants of Plan-Based Awards table on page 27 of this proxy statement.

Assumptions used in the calculation of the above amounts are disclosed in the Stock Based Compensation and Purchase Plans Note to the Company's audited financial statements for fiscal year end June 30, 2017, included in the Company's Annual Report on Form 10-K, filed with the SEC on August 28, 2017, except that the fair value of RSUs issued under the MSPP for FY 2017 is based upon the following assumptions: risk-free interest rates (1.55%); expected volatility of underlying stock (44.3%); expected quarterly dividends per share ($0.16); and annual rate of quarterly dividends (0.71%).

(3)   The amount shown in this column represents the portion of each executive's annual incentive bonus which was paid in cash. The amount of the executive's target annual incentive bonus which is deferred into the receipt of discounted RSUs under the MSPP is disclosed in the Stock Awards column.

(4)   The amount shown includes the aggregate change in the actuarial present value of each named executive's accumulated benefit under the Company's defined benefit plans (including supplemental plans) from July 1, 2016 to June 30, 2017. Messrs. Dunbar, DeByle, Glass, and Burns, and Ms. De Greef-Safft, do not participate

in the pension plan, as they began employment with the Company subsequent to the December 31, 2007 freezing of the pension plan.

(5)   Included in this column are (i) accrued dividends that were paid during the fiscal year on previously awarded restricted stock (including RSUs acquired through the MSPP) that vested during the fiscal year. Such dividends accrued during the three-year vesting period and were not factored into the grant date fair value reported in the Stock Awards column of the table. The dividend totals for each named executive are as follows: Mr. Dunbar, $8,930; Mr. DeByle, $7,105; Ms. De Greef-Safft, $1,845; Mr. Glass, $0; and Mr. Burns, $1,088. Further shown are (ii) the contribution made by the Company to each named executive's 401(k) and non-qualified defined contribution plan accounts, which was $74,373 for Mr. Dunbar; $30,774 for Mr. DeByle; $27,159 for Ms. De Greef-Safft; $16,057 for Mr. Glass; and $11,870 for Mr. Burns. Also shown is (iii) the dollar value of life insurance premiums paid by the Company during the year for the benefit of each named executive, which was $10,578 for Mr. Dunbar; $8,523 for Mr. DeByle; $5,716 for Ms. De Greef-Safft; $2,553 for Mr. Glass; and $1,289 for Mr. Burns. Also included are (iv) perquisites provided to each named executive. The only perquisites that exceeded $10,000 were automobile allowances of $10,474 for Mr. Dunbar; and $14,386 for Mr. DeByle. No other perquisites exceeding $10,000 were provided to any named executive. None of the perquisites provided to any named executive exceed the greater of $25,000 or 10% of the aggregate value of all perquisites received by a named executive.

(6)   Ms. De Greef-Safft became employed by the Company on January 26, 2015.

(7)   Based upon terms pursuant to which she became employed by the Company, Ms. De Greef-Safft is entitled to a minimum bonus at the performance target level set forth in her employment agreement, prorated for the portion of the year during which she was employed. The amount of $44,952, which represents 50% of her target bonus, is included in the Bonus Column because Ms. De Greef-Safft elected to defer 50% of this amount into the receipt of RSUs pursuant to the terms of the MSPP. That portion is reported in the Stock Awards column.

(8)   Mr. Glass became employed by the Company on April 4, 2016.

(9)   Mr. Burns became employed by the Company on July 27, 2015.

(10)   Based upon the terms pursuant to which he became employed by the Company, Mr. Burns received a gross cash payment of $100,000 at the time of commencement of his employment.

2017 GRANTS OF PLAN-BASED AWARDS

The following table shows information concerning grants of plan-based awards made during fiscal year 2017 to the named executives, all of which are made pursuant to the Company's 2008 Long Term Incentive Plan. A more detailed description of the awards is set forth in the narrative disclosure which follows the table and the footnotes to the table.

Name	Grant Date	Date of Compen-sation Committee Action (1)	Estimate Future Payouts Under Non-Equity Incentive Plan Awards ($) (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (in shares except where dollars are shown) (3)			All Other Stock Awards # of Shares	Grant Date Fair Value Of Stock Awards (4)
			Threshold	Target	Superior	Threshold	Target	Superior		
David Dunbar	9/06/16		$194,945	$389,891	$779,782	$194,945	$389,891	$779,782		
	8/30/16					5,575	11,150	22,300		$935,708
	8/30/16								7,434	$623,861
Thomas D. DeByle	9/06/16		$64,925	$129,851	$259,702	$ 64,925	$129,851	$259,702		
	8/30/16					1,785	3,571	7,142		$299,678
	8/30/16								3,571	$299,678
Anne De Greef-Safft	9/06/16		$54,703	$109,406	$218,812	$54,703	$109,406	$218,920		
	8/30/16					1,185	2,370	4,740		$198,890
	8/30/16								2,370	$198,890
Alan J. Glass	9/06/16		$41,234	$82,469	$164,938	$41,234	$82,469	$164,938		
	8/30/16					982	1,965	3,930		$164,903
	8/30/16								1,965	$164,903
Paul C. Burns	9/06/16		$67,980	$135,960	$271,920	$26,995	$33,990	$67,980		
	8/30/16					598	1,197	2,394		$100,452
	8/30/16								1,197	$100,452

_____

Footnotes to 2017 Grants of Plan-Based Awards Table

(1)   The date of the Compensation Committee action was the same for all plan-based awards, which were approved at the August 25, 2016 Compensation Committee meeting.

(2)   The amounts set forth below with respect to this award represent the percentage of the executive's annual incentive bonus which he or she has elected to receive in cash.

(3)   The dollar amounts set forth below represent the percentage of the annual incentive bonus, if any, which he or she has elected to receive in RSUs under the MSPP. The share amounts represent the shares of common stock which could be earned pursuant to PSUs awarded to the executive.

(4)   The amounts set forth in this column represent the grant date fair value determined in accordance with FASB ASC Topic 718. In determining the fair value of possible future payouts under the equity incentive plan awards, it was assumed that the "target" performance was achieved.

Estimate Future Payouts Under Non-Equity Incentive Plan Awards

The amounts set forth under this heading are the amounts of annual incentive bonus that would be paid out in cash to each of the named executives for fiscal year 2017 if the threshold, target and superior financial performance targets established in the Balanced Performance Plan (BPP) applicable to each named executive were met, and the executive fulfilled all of his or her strategic objectives. A more detailed description of those targets is contained under the section of the Compensation Discussion and Analysis headed "Annual Incentive Bonus" on page 14 of this proxy statement. The target bonus payout (including both the portion paid in cash and the portion paid in RSUs under the MSPP—see the discussion below under "Estimated Future Payouts – Equity Incentive Plan") for Mr. Dunbar represents 100% of base salary, while the target bonus payout for Mr. DeByle is 65%; for Mr. Burns and Ms. De Greef-Safft is 55%; and for Mr. Glass is 50% of base salary. No bonus attributable to the financial performance goals will be paid unless a threshold performance target established by the Compensation Committee for a particular goal is met. If that occurs, 50% of the target bonus amount attributable to that goal (which is the percentage of the target bonus equal to the weighting given to that goal—see the discussion under "Annual Incentive Bonus" on page 14 of this proxy statement) will be paid. A bonus could be paid based upon success in meeting one or more of the strategic objectives, notwithstanding that none of the threshold financial performance targets are achieved.

Estimated Future Payouts-Equity Incentive Plan

The amounts set forth under this heading show three separate non-equity incentive awards. First, the dollar amount of an executive's annual incentive bonus that will be deferred into the receipt of restricted stock units ("RSUs") under the Management Stock Purchase Program ("MSPP") component of the annual incentive bonus plan, depending upon the extent to which the financial performance criteria established by the Committee are met, is disclosed. The three amounts set forth are based on the assumption that (i) "threshold" performance criteria is met, (ii) "target" performance is reached, and (iii) the "superior" performance target is achieved. The RSUs are valued at the applicable dollar amounts based on a 25% discount from the lower of the closing price of the Company's stock on the last day of the fiscal year for which the bonus is earned or the date on which the Compensation Committee certifies the results for the annual incentive bonus. Delivery to the executives of shares converted from the RSUs on a one for one basis will occur three years after the date of issue, unless the executive dies, becomes disabled or retires prior to the end of the three-year period, in which case the RSUs will immediately vest and be paid in shares of stock. Dividends on the RSUs, which are payable at the same rate as for all issued and outstanding stock of the Company, will accrue and be paid to the executives upon vesting.

Second, the amount set forth under this heading shows the number of shares of Company stock that will be delivered to the named executives if the Company's performance goals established under the performance share unit (PSU) component of the 2008 Long Term Incentive Plan reach specified threshold, target and superior performance levels at the end of the performance period which began on July 1, 2017 and ends on June 30, 2020. The levels are disclosed in the subsection of the Compensation Discussion and Analysis headed "Performance Share Units Targets" under the section headed "Long Term Incentive Plan" on page 19 of this proxy statement. No shares will be delivered unless the threshold performance level is reached. Similarly, in no event will a greater number of shares than the number shown for attaining the superior performance level be delivered, even if actual performance exceeds that level. Shares earned under the awards will be paid in one lump sum at the end of the Performance Period after the Compensation Committee certifies the extent to which the performance goals were met for the performance period. Executives who are not employed by the Company at the end of the three-year performance period shall forfeit their right to those shares.

The number of shares to be delivered pursuant to the PSU awards if target performance is met, plus the number of shares of time-based restricted stock awarded to the named executives (see the "All Other Stock Awards" subsection below) on the same date (awards of both were made on the same day after they were approved by the Compensation Committee), have a grant date fair value, based upon the closing stock price on the date the awards were made of 200% of base salary for Mr. Dunbar, 150% for Mr. DeByle, 100% for Mr. Glass and Ms. De Greef-Safft, and 65% for Mr. Burns.

All Other Stock Awards

The amounts set forth under this heading disclose shares of time-based restricted stock awarded to the named executives under the long-term incentive program. These shares will vest in three equal annual installments on each of the first, second and third anniversary of the date of the award. During the three-year period, executives shall have voting rights and shall accrue dividends on the shares, which shall be paid in cash at the end of the three-year period. Executives will forfeit the right to receive the shares if their employment terminates prior to the end of the vesting period, unless termination is the result of death, disability or retirement, in which case all restricted stock awarded to the executive will immediately vest as of the date of such occurrence. The grant date fair value of these shares is the closing price of the Company's stock on the date when they are granted times the number of shares granted.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth certain information with respect to outstanding equity awards at June 30, 2017 to the named executive officers. The Company has not awarded stock options since fiscal year 2003, and there are no outstanding option awards to report.

Name	Number of Shares or Units of Stock that have Not Vested (#) (1)	Market Value of Shares or Units that have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other rights that have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other rights that have Not Vested ($) (4)
David Dunbar	47,434	$3,575,877	11,462	$259,844
Thomas D. DeByle	19,418	$1,395,873	3,816	$ 86,509
Anne De Greef-Safft	11,265	$ 899,669	3,216	$ 72,907
Alan J. Glass	5,219	$ 453,050	2,424	$ 54,952
Paul C. Burns	8,182	$ 706,665	998	$ 22,625

_____

(1) The following table sets forth the vesting dates for the unvested shares awarded to each named executive:

	David Dunbar	Thomas D. DeByle	Anne De Greef-Safft	Alan J. Glass	Paul C. Burns
7/27/17 (a)	0	0	0	0	2,007
8/30/17 (b)	2,478	1,190	790	655	399
9/02/17 (c)	6,484	2,493	0	0	0
9/09/17 (d)	4,360	3,110	0	0	0
1/26/18 (e)	0	0	1,696	0	0
6/30/18 (f)	3,489	992	798	0	341
7/27/18 (a)	0	0	0	0	1,338
8/30/18 (b)	2,478	1,190	790	655	399
9/01/18 (g)	6,522	2,507	2,017	0	862
9/09/18 (h)	3,391	1,357	770	0	0
4/04/19 (i)	0	0	0	962	0
7/27/19 (a)	0	0	0	0	669
8/30/19 (b)	2,478	1,190	790	655	399
8/30/19 (j)	11,150	3,571	2,370	1,965	1,197
9/06/19 (k)	4,604	1,818	1,244	327	571
TOTAL	47,434	19,418	11,265	5,219	8,182

(a) These are shares of restricted stock granted to Mr. Burns at the time of his commencement of employment on July 27, 2015.

(b) These are shares of restricted stock granted to the executives on August 30, 2016.

(c) These are shares of restricted stock granted to the executives on September 2, 2014.

(d) These amounts represent RSUs that were issued to executives with respect to the deferral of a portion of their annual incentive bonuses for fiscal year 2014 which they elected to deer into the receipt of RSUs under the MSPP. The RSUs were issued on September 9, 2014, when the cash portion of the fiscal 2014 bonus was paid.

(e) These are shares of restricted stock granted to Ms. De Greef-Safft at the time of her commencement of employment on January 26, 2015.

(f) These shares were earned pursuant to a PSU award made on September 1, 2015. The PSUs are converted into shares of common stock, the number of depended upon the extent to which financial performance for the fiscal year ended June 30, 2015 met targets set by the Compensation Committee on September 1, 2015. The shares earned as of the end of the performance period vest in three installments, the first on the last day of the performance period, and the second two on the first and second anniversary dates thereafter.

(g) These are shares of restricted stock granted to the executives on September 1, 2015.

(h) These amounts represent RSUs that were issued to executives with the portion of their annual incentive bonuses for fiscal year 2015 which they elected to defer into the receipt of RSUs under the MSPP. The RSUs were purchased on September 9, 2015, when the cash portion of the fiscal 2015 bonus was paid.

(i) These are shares of restricted stock granted to Mr. Glass at the time of his commencement of employment on April 4, 2016.

(j)   These shares were earned pursuant to a PSU award made on August 30, 2016. The PSUs are converted into shares of common stock, the number of which depends upon the extent to which financial performance for three fiscal years 2017-2019 meet targets set by the Compensation Committee on August 30, 2016. The shares earned as of the end of the performance period vest in a lump sum on the last day of the performance period.

(k)   These amounts represent RSUs that were issued to executives with respect to the portion of their annual incentive bonuses for fiscal year 2016 which they elected to defer into the receipt of RSUs under the MSPP. The RSUs were issued on September 6, 2016, when the cash portion of the fiscal 2016 bonus was paid.

(2)   The value shown in this column is calculated by multiplying each named executive's aggregate shares as shown in the immediately preceding column by the closing price of the Company's stock on June 30, 2017 ($90.70), reduced by the dollar amount deferred under the MSPP into RSUs using a portion of the executive's annual incentive bonuses for fiscal years 2014, 2015, and 2016. (See footnotes (d), (h) and (k).

(3)   In accordance with SEC regulations, the number shown in this column represents the number of RSUs that would be earned by each executive under the MSPP for FY 2017 if the "superior" financial performance target under the annual incentive bonus plan was met, and if the executive fulfilled all of his or her strategic objectives. The number of shares is determined using 75% of the closing price of the Company's stock on the last day of fiscal year 2017 ($90.70). The annual incentive bonus actually earned by each executive is determined after the end of the fiscal year, when the Compensation Committee determines the extent to which the financial performance targets were met and the extent to which each executive met his or her strategic objectives. Once the annual incentive bonus is determined, RSUs are issued based on the percentage of such bonus that each executive elected prior to the beginning of the fiscal year to defer into the receipt of discounted RSUs under the MSPP. The shares are issued based on a 25% discount from the lower of the closing stock price on the last day of the fiscal year or the date on which the Compensation Committee certifies the results for the annual incentive bonus. The actual number of shares issued will be reflected in the table for the next fiscal year.

(4)   The value shown in this column is calculated by multiplying each executive's aggregate shares as shown in the immediately preceding column by the closing price of the Company's stock on June 30, 2017 ($90.70), reduced by the portion of the executive's annual incentive bonus for fiscal year 2017 deferred under the MSPP into discounted RSUs.

The following table contains information regarding each named executive officer's participation in the company's Deferred Compensation Plan (the "Plan"). A description of the Plan and its material features follows the table.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions In FY 2017 ($) (1)	Registrant Contributions In FY 2017 ($) (2)	Aggregate Earnings In FY 2017 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At 6/30/17 ($)
David Dunbar	60,873	60,873	54,708	0	377,989
Thomas D. DeByle	17,424	17,424	52,212	0	307,964
Anne De Greef-Safft	57,184	13,919	13,418	0	125,994
Alan J. Glass	0	196	19	0	214
\Paul C. Burns	0	2,145	301	0	2,446

_____

(1) The amount shown in this column is included in the amount shown in the Summary Compensation Table in the column captioned "Salary."

(2) The amount shown in this column is included in footnote (5)(ii) to the Summary Compensation Table and is included in the column of that table captioned "All Other Compensation."

STANDEX DEFERRED COMPENSATION PLAN

Effective January 1, 2008, the Retirement Plans Committee of our Board of Directors formally adopted the Standex Deferred Compensation Plan (the "Plan"). The Plan was adopted in conjunction with the freezing on December 31, 2007 of the Standex Retirement Plan, a tax-qualified defined benefit pension plan, and the Standex Supplemental Retirement Plan, a non-qualified defined benefit pension plan which is designed to provide pension benefits based on compensation in excess of the compensation limit, such that a participant will be entitled to a total pension calculated in accordance with the formulas contained in the Standex Retirement Plan, without regard to the compensation limit.

The Plan, a "top hat" plan under the regulations of the U.S. Department of Labor, is an unfunded plan maintained for the purpose of permitting a "select group of management or highly compensated employees," as defined in the Employee Retirement Income Security Act of 1974, to defer up to 50 percent of their base salaries and 100 percent of their annual bonuses, except that no portion of their compensation up to the compensation limit under Section 401(a)(17) (the "compensation limit") of the Internal Revenue Code (the "Code") may be deferred under the Plan. That compensation limit for 2017 is $270,000. For each Plan Year (January 1 – December 31), the Company shall make a matching contribution on behalf of each participant who defers compensation equal to:

- 100% of the amount the participant elects to defer that does not exceed 3% of the participant's compensation (total salary plus annual incentive paid during the Plan Year) ("Compensation"); plus

- 50% of the participant's deferrals that exceed 3% but do not exceed 5% of the participant's Compensation.

The Company also makes two types of employer contributions to the participant's account, also in accordance with the formulas contained in the Standex Retirement Savings Plan, without regard to the compensation limit: a 1% contribution on all earnings in excess of the compensation limit, and an age-based contribution. The age-based contribution is limited to those who worked at a location offering the Standex Retirement Plan, who were at least age 40 and actively employed on December 31, 2007. This age-based contribution will be contributed entirely to the Standex Deferred Compensation Plan for a select group of employees due to statutory limitations imposed by nondiscrimination testing requirements.

Age as of 12/31/2007	Contribution as a % of Compensation
Under 40 years	0%
40 - 44	1%
45 – 49	3%
50 – 54	6%
55 and older	7%

Each year by December 31st, participants can elect to defer salary that would otherwise be paid during the next calendar year and to defer any annual incentive payment. All deferral elections are irrevocable.

Participants shall obtain a return on amounts deferred which equals the investment performance of specific investments selected by participants from an array of investment options offered under the Plan. The options are substantially similar to those offered under the Company's Retirement Savings Plan, a 401(k) plan offered to a broad range of salaried employees. All of the named executives are eligible to participate in the Plan. Participants are 100% vested in all amounts deferred and in all amounts credited to the participant's account attributable to Company contributions.

The amounts deferred will not be set aside in separate accounts for each of the participants in the Plan, but the total amounts deferred by all participants will be deposited into a grantor trust established under subpart E, part 1, subchapter J, chapter 1, subtitle A of the Code. The assets of the grantor trust will be subject to the claims of the Company's general creditors in the event of the insolvency of the Company, but would not otherwise be available to the Company.

Distribution of all amounts deferred, including investment gains and losses and Company matching contributions, will be made in accordance with the distribution elections made by participants prior to the actual deferral of any compensation. A participant may elect the timing and form for the payment of benefits, provided that account balances of $10,000 or less will be distributed in a lump sum. Generally, a participant will receive disbursements of deferred amounts upon termination, or at a scheduled in-service withdrawal date chosen by the participant. Upon termination, distributions of a participant's account may be made in annual, quarterly or monthly installments over a specified number of years or in a single lump sum. The Plan is intended to comply with Section 409A of the Code. Under Section 409A, the payment date of deferred compensation will be delayed for six months for any named executive. Participants are permitted to withdraw amounts deferred for unforeseen emergencies and, if this occurs, the participant's deferral election for the remainder of the Plan year will be cancelled. Distributions of the remaining vested balance of each participant's account shall automatically be paid as a lump sum payment upon the occurrence of a change in control.

STOCK VESTED DURING THE FISCAL YEAR

The following table sets forth certain information with respect to shares of restricted stock, restricted stock units received through the Management Stock Purchase Program ("MSPP"), and stock earned pursuant to the award of performance share units which vested during the fiscal year ended June 30, 2017, with respect to the named executives.

Name	Number of Shares Acquired On Vesting (#)	Value Realized On Vesting ($) (1)
David Dunbar	21,111	$1,718,739
Thomas D. DeByle	9,095	$772,030
Anne De Greef-Safft	2,493	$219,798
Alan J. Glass	0	$0
Paul C. Burns	2,347	$207,266

_____

(1)   The value realized represents the closing price of the Company's shares on the vesting date multiplied by the number of shares vested on that date.

Pension Benefits

Messrs. Dunbar, DeByle, Glass, and Burns and Ms. De Greef-Safft first became employed by the Company after January 1, 2008, the date on which both the Retirement Plan and the Supplemental Retirement Plan were frozen as to future benefit accruals and new participants, and as a result, they are not accruing benefits under those plans.

Certain Post-Termination Payments and Employment Agreements

We have entered into employment agreements with our named executive officers. The agreement for Mr. Dunbar provides for continuing employment in his present capacity, or a substantially equivalent position, through December 31, 2019, unless he dies, becomes disabled, or materially breaches the agreement. Mr. Dunbar's agreement shall automatically renew for additional three-year periods, except that either party may give thirty days' notice of its desire to terminate the agreement. The agreements for the other named executives are one year in duration, and will renew automatically for successive one-year terms, except that either party may give thirty days' notice of its desire to terminate the agreement. The agreements provide for continuation of certain compensation and benefits upon the occurrence of certain specified events during the periods when the agreements are in effect. Those occurrences, and the compensation and benefits which shall be paid following such events, are described in the paragraphs below. In addition, the terms of the stock awards made to the executives provide for accelerated vesting of the awards upon termination for certain specified reasons. Those situations are also described below.

Acceleration of Stock Awards

In the event of the death, long-term disability or retirement of the executive (retirement means termination of employment after reaching age 55 with ten or more years of service, or reaching age 65, regardless of the number of years of service), under the terms of the awards made to the executive, the unvested restricted stock awarded, consisting of time-based restricted stock awarded under the long-term incentive program, and restricted stock units issued to executives under the MSPP with a portion of the executive's annual incentive bonus, will immediately vest. The number of unvested shares that would become vested if the executive's employment terminated due to death, disability or retirement, and the value of such shares as of June 30, 2017, based on the closing price of the Company's stock on such date ($90.70) is as follows:

	Number of Unvested Shares	Value on June 30, 2017
David Dunbar	32,795	$2,974,507
Thomas D. DeByle	14,855	$1,347,349
Anne De Greef-Safft	8,097	$734,398
Alan J. Glass	3,254	$295,138
Paul C. Burns	6,644	$602,611

An executive who is granted performance share units and who dies, retires or becomes disabled during the performance period for which any shares are earned will be entitled to a pro rata portion of the shares the executive would have earned pursuant to the grant, had he or she continued to be employed through the entire performance period, equal to the percentage of the performance period during which he or she was employed. The shares will be delivered to the executive (or to his or her estate in the event of death) at the same time as such shares would have been delivered had he or she remained employed through the entire performance period. Executives shall not be entitled to a pro rata portion of an installment upon voluntary or involuntary termination for a reason other than death, disability or retirement, except following a change in control of the Company.

Employment Agreements – Death, Voluntary Termination or Material Breach

In the event of the executive's death, voluntary termination of employment, or involuntary termination due to a "material breach" of the agreement, which means 1) an act of dishonesty which is intended to enrich the executive at the Company's expense, or 2) the willful, deliberate and continuous failure of the executive to perform his or her duties after being properly demanded to do so, the executive shall not be entitled under the employment agreement to any salary or benefits continuation beyond the date of termination. The same applies to termination of the executive's employment due to a disability which the Company determines renders him or her unable to perform the services required under the agreement, except that termination for such reason will not be effective until the disability has continued for a period of at least six months.

Employment Agreements – Involuntary Termination

In the event of the involuntary termination of an executive's employment, for a reason other than death, disability, a material breach or following a change in control, the agreements provide that the executive shall continue to receive his or her then current base pay for a period of one year (except that payment shall be made for two years, in the case of Mr. Dunbar, with the amount which equals twice the compensation limit set forth in section 401(a)(17) of the Code ($270,000 for 2017) payable over a two-year period, and the remainder payable in a lump sum immediately upon termination). In addition, medical and dental insurance coverage shall be continued for Mr. Dunbar for up to one year. At the base salaries of the named executives as of June 30, 2017, and the cost of continuing medical and dental coverage to Mr. Dunbar for one year at current costs, the amounts payable to each executive in such circumstances would be as follows:

	Severance Pay	**Medical and Dental Coverage**
David Dunbar	$1,559,564	$17,097
Thomas D. DeByle	$399,540	$0
Anne De Greef-Safft	$397,838	$0
Alan J. Glass	$329,875	$0
Paul C. Burns	$309,000	$0

Employment Agreements – Change in Control

The employment agreements also provide for the making of certain payments to the named executives in the event of the involuntary termination of the executive's employment after a change in control of the Company (which is defined to mean a transaction reportable under Item 6(e) of Schedule 14A of Regulation 14A of the Securities Exchange Act of 1934), or the executive's resignation following a change in control for specified good reasons, including adverse changes in the executive's general area of responsibility or reporting relationship, title or place of employment, or diminution of the executive's base salary, incentive compensation opportunity or benefits. The compensation and benefits to which Mr. Dunbar is entitled following such an event are as follows: (a) immediate lump sum payment equal to three times the sum of (i) current base salary, and (ii) the higher of target annual incentive bonus as of the date immediately prior to the change in control or the annual incentive bonus most recently paid (including the portion deferred into the receipt of restricted stock units under the MSPP); (b) immediate 100% vesting in all unvested equity benefits, including all time-based restricted stock (which includes any increase in the value of restricted stock units purchased under the MSPP with a portion of an executive's annual bonus over the price paid for such units) and performance share units; and (c) continuation at the employer's expense of all life insurance and medical plan benefits for three years, as if he was still an employee during the three-year period. The compensation and benefits payable to Messrs. Glass and Burns and Ms. De Greef-Safft under their agreements shall be the same, except that the lump sum severance payment shall be based on one year's salary and bonus and medical benefits and life insurance shall be continued for one year. Mr. DeByle's agreement is the same as those of Messrs. Glass and Burns and Ms. De Greef-Safft, except that it provides for a lump sum severance payment equal to three years' base salary plus three times the bonus. No right to an excise tax gross-up is provided in any executive's agreement.

An executive who is eligible to retire and commence receipt of a pension under the Company's defined benefit pension plans as soon as his or her employment terminates (or six months thereafter, if such payments are determined to be subject to Section 409A of the Code) would be able to receive both severance and pension payments.

If termination were to have occurred on June 30, 2017, upon a change in control occurring on the same date, here is the value of what each of the named executives would have received:

	Severance (1)	Acceleration of Unvested Stock Awards (2)	Benefits (3)	Total
David Dunbar	$4,678,692	$3,575,831	$62,858	$8,317,381
Thomas D. DeByle	$1,977,723	$1,395,967	$27,292	$3,400,982
Anne De Greef-Safft	$616,650	$899,578	$18,670	$1,534,898
Alan J. Glass	$494,813	$453,050	$23,739	$971,602
Paul C. Burns	$486,210	$706,620	$26,598	$1,219,428

———————————————

(1)   In the event that the payment to which any executive is entitled triggers an excise tax payable under sections 280G and 49989 of the Code, this amount will be reduced to reflect the maximum amount that can be paid without triggering the excise tax payment requirement.

(2)   This amount represents the value that would be received upon acceleration of the vesting of all unvested restricted stock, restricted stock units, and unvested shares earned pursuant to previously-granted performance share units under the Company's 2008 Long Term Incentive Plan based on the closing price of the Company's stock on June 30, 2017. The amounts do not include the price paid for restricted stock units purchased pursuant to the MSPP with a portion of the executive's annual incentive bonuses, because the executive would be entitled to the price paid for those shares as of June 30, 2017 without a change in control event.

(3)   The amounts represent the compensation cost to the Company of providing continued medical and life insurance benefits to the named executives for three years after June 30, 2017, based on 2017 premium costs and assuming medical cost levels over the three-year period (one year in the case of Messrs. DeByle, Glass, and Burns and Ms. De Greef-Safft), using the medical inflation methodology which the Company has used in valuing the cost of its retiree medical benefit obligations under FAS 106. The Company does not provide retiree medical benefits to its salaried retirees.

OTHER INFORMATION CONCERNING THE COMPANY

BOARD OF DIRECTORS AND ITS COMMITTEES

Ten meetings of the Board of Directors were held during the fiscal year ended June 30, 2017; this total is higher than in prior years due to the need for several telephone meetings in connection with the acquisition of Oki Sensors Device Corporation (now called Standex Electronics Japan) on March 31, 2017. Each incumbent director of the Company attended at least 75% of the meetings held during the year by the Board and all committees on which the director served. The Board operates pursuant to Corporate Governance Guidelines which set forth the policies and procedures for the effective performance of management duties by the Board of Directors. These Guidelines can be found on the Company's website at www.standex.com under the "Governance" tab. Please see page 47 for information about the procedure for requesting a copy.

Board's Role in Risk Oversight

The Board is responsible for risk oversight of the Company. On an annual basis, the Board conducts a detailed analysis of key risks to the Company. This Enterprise Risk Management process is driven by the internal audit department, in cooperation with the Company risk manager, CFO, and members of senior management. Risks are categorized into "Class 1" (high risk; known and obvious; actively managed); "Class 2" (high potential impact; lower visibility; lower residual risk); and "Emerging" (monitored to determine potentially emerging threat level). The Board assesses and monitors Company risk through this process.

On a quarterly basis, the Audit Committee receives reports regarding risks and mitigation measures, and in turn the Committee reports to the full Board. Senior management also periodically reports to the Board at scheduled meetings and as developments occur about which the Board should be kept apprised. These presentations provide the Board with the opportunity to communicate directly and in detail with management about risks and opportunities being addressed at the operational level. Further, the Corporate Governance Officer reports to the Audit Committee quarterly, in conjunction with the corporate governance program.

Since fiscal year 2012, the Corporate Governance/Nominating Committee has mandated that each committee of the Board review its Charter annually to assess whether the risk oversight roles and responsibilities of each committee are being appropriately discharged. This exercise was undertaken in fiscal year 2017. Each committee's Charter can be found on the Company website at www.standex.com under the Governance tab.

Compensation Committee

The Board has a Compensation Committee consisting of Messrs. Cannon (Chair), Chorman, and Edwards, all of whom are independent under NYSE standards. During fiscal year 2017, the Committee held three meetings, and communicated regularly in the interim. Each of the Committee members attended all meetings. The Committee is charged with discharging the responsibilities of the Board of Directors relating to compensation of the Company's CEO and senior management; administering the Amended and Restated 2008 Long Term Incentive Plan; and reviewing and approving executive and senior management compensation in relation to the short and long term goals of the Company.

The Committee operates pursuant to a written Charter, which may be reviewed on the Company's website at www.standex.com under the "Governance" tab. Please see page 47 for information about the procedure for requesting a copy.

The Committee has the authority to retain consultants or other legal or accounting advisors from time to time in the Committee's discretion to assist in the evaluation of executive and senior management compensation. Such engagements shall be on such terms as the Committee deems appropriate. The Chief

Executive Officer and the Vice President of Human Resources assist the Committee to a limited extent in determining or recommending the amount or form of executive and director compensation.

For further information regarding the Committee's processes and procedures for the consideration and determination of executive and director compensation, please see the Compensation Discussion and Analysis, beginning on page 11 of this proxy statement.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee (Messrs. Cannon, Chorman, or Edwards) were at any time during fiscal year 2017 or in any prior period an officer or employee of the Company, nor did any of them serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Compensation Committee or Board of Directors.

Audit Committee

Messrs. Cannon, Chorman, Fickenscher, and Hansen served during fiscal year 2017 on the Company's Audit Committee. Mr. Hansen has served as Chair since October, 2015. All of these directors are independent as defined by the SEC and NYSE rules, and all have been designated as "audit committee financial experts" as defined by the SEC and NYSE rules. During fiscal year 2017, the Committee met on four occasions. Each of the Committee members attended all of the meetings of the Committee. The Audit Committee reviews, both prior to and after the audit, the Company's financial reporting function, the scope and results of the audit performed (or to be performed) by the independent auditor of the Company and the adequacy of the Company's internal controls, and reports thereon to the Board of Directors.

The Committee operates pursuant to a Charter, which may be found on the Company's website at www.standex.com under the Governance tab. The Charter is reviewed annually and revised as deemed appropriate by the Committee, most recently in 2017. The Committee is established in compliance of Section 3(a)(58)(A) of the Securities and Exchange Act of 1934. The report of the Committee for the past fiscal year appears below.

Audit Committee Report

The Audit Committee of the Board of Directors (the "Committee") is entirely made up of independent directors as defined in the NYSE listing standards. It operates pursuant to a written charter, which may be reviewed on the Company's website at www.standex.com under the "Governance" tab.

The Committee reviews Standex's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. The independent auditor is responsible for expressing opinions on the conformity of the Company's audited financial statements with U.S. generally accepted accounting principles and on management's assessment of the effectiveness of the Company's internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the Board of Directors. Further, the Audit Committee is responsible for the appointment and oversight of the independent auditor, as well as approval of fees. The Audit Committee annually reviews the services being rendered by the independent auditor to the Company (including length of service and consideration of the continuation of the engagement with the currently appointed independent auditor).

The Audit Committee pre-approves all audit and non-audit services performed by the independent auditor (as described below in the Pre-Approval Policy discussion), as well as negotiates and approves respective fees. The Audit Committee will periodically grant general pre-approval of certain audit and non-audit services. Any other services must be specifically approved by the Audit Committee. In periods between Audit Committee meetings, the Audit Committee may delegate authority to one member to pre-approve additional services, and such pre-approvals are then communicated to the full Audit Committee.

In this context, the Committee has reviewed and discussed with management and the independent auditor the audited financial statements, management's assessment of the effectiveness of the Company's internal controls over financial reporting, and the auditor's evaluation of the Company's internal control over financial reporting. The Committee has discussed with the independent auditor the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended and adopted Public Company Accounting Oversight Board ("PCAOB") Rule 3200T, *Communication With Audit Committees*. In addition, the Committee has received from the independent auditor the written disclosures required by the PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence* and by applicable requirements of the PCAOB, and discussed with it the independence from the Company and its management. Finally, the Committee has considered whether the independent auditor's provision of non-audit services to the Company is compatible with maintaining the auditor's independence.

In reliance on the reviews and based upon the discussions referred to above, the Audit Committee has determined that the continued engagement of Grant Thornton, LLP as independent auditors is in the best interests of the Company and its stockholders. Further, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2017, for filing with the Securities and Exchange Commission.


AUDIT COMMITTEE

Thomas J. Hansen, Chair
Charles H. Cannon, Jr.
Thomas E. Chorman
Gerald H. Fickenscher


Corporate Governance/Nominating Committee Report

The Corporate Governance/Nominating Committee of the Board of Directors is comprised of Messrs. Chorman, Edwards, Fickenscher, and Hogan, all of whom the Board has determined to be independent within the meaning given to that term under the rules of the NYSE. Mr. Chorman has been Chair of the Committee since October, 2015. The Corporate Governance/Nominating Committee is responsible for developing, reviewing, maintaining and recommending to the Board principles and guidelines of corporate governance for the operations of the Board and compliance with applicable regulations and standards of the SEC and NYSE. In this responsibility, the Committee is guided by the Corporate Governance Guidelines, which are periodically reviewed. The Guidelines are accessed at www.standex.com under the "Governance" tab. Please see page 47 for information about the procedures for requesting a copy.

The Charter describes the duties and responsibilities of the Committee in greater detail. Stockholders and others may access the Charter through the Governance tab of the Company's website at www.standex.com. Please see page 47 for information about the procedures for requesting a copy.

The Committee also recommends to the Board candidates for consideration for Board membership, for annual election of Company officers, and for membership on the standing committees of the Board.

During fiscal year 2017, the Committee held four meetings, and communicated regularly during the interim. Each of the Committee members attended all of the meetings of the Committee.

Process for Identifying and Evaluating Candidates for Director, and Diversity Considerations

From time to time, the Corporate Governance/Nominating Committee may identify a need to add new Board members who possess specific skills, or to fill a vacancy on the Board. At that time, the

Committee will initiate a search, and will consider candidates suggested by fellow directors, stockholders or management. Further, the Committee may retain a third party executive search firm to identify candidates. When such a search firm is engaged, the Committee sets the fees and scope of engagement. In its recruitment process, the Committee ensures that the potential pool of candidates who are presented reflect a range of professional experience and expertise, as well as diversity of gender, race and ethnicity. The Committee expressly instructs its search firm to seek out and present diverse candidates who may expand the perspective of the Board. The Committee views diversity expansively and considers, among factors including gender, race and ethnicity, depth and breadth of relevant business experience, leadership performance and strategic acumen; as well as those intangible factors that will enable the Board to function cohesively and effectively, including integrity, judgment and personal character. Capacity and desire to make a significant time commitment to the Board and a commitment to become a meaningful stockholder are also considered. The Committee is particularly mindful that it must seek and retain director candidates whose skills complement the needs presented by the domestic and international, multi-product, engineered manufacturing operations of the Company, the analytical financial expertise associated with such operations, and the strategic plans of the Company.

The Committee will review and evaluate each candidate it believes merits serious consideration, taking into account all available information concerning the candidate, the criteria for Board membership established by the Committee described herein, the existing composition and mix of talent and expertise on the Board and other factors it deems relevant.

A stockholder who wishes to recommend a prospective nominee for the Board should notify the Committee in writing using the procedures described below under *Communications with Directors,* attaching any supporting material the stockholder considers appropriate. Nominees recommended by stockholders are subject to the same evaluation process described herein.

Once candidates are identified, they are presented to the Committee for evaluation and approval. If a candidate is filling an unexpected vacancy, the candidate will be approved by the full Board to serve on an advisory basis until the nominee can be considered for election by stockholders at the annual meeting (or such other stockholder meeting as may be called by the Company). If a candidate is filling a vacancy created by a director retirement or otherwise, the candidate will be nominated by the Board for election by stockholders at a regularly scheduled meeting.

Board Self-Assessment

The Committee developed a detailed Board self-evaluation questionnaire which measures the current configuration of the Board relating to attributes, expertise and experience and created a skills matrix based on this self-evaluation. The matrix probes the areas for improvement, Board structure and committee configuration. This annual self-evaluation assists in the evaluation of the future needs of the Board, and the qualifications to be sought in potential Board candidates. This matrix is examined in relation to the ongoing execution of corporate strategy and to aid the Committee in identifying candidates who can assist the Company with the successful performance of its strategic goals. The Committee updates the matrix annually, as well as before any search for director candidates, based on expected retirements, any gaps in current needs, and the strategic direction of the Company.

Directors submit completed questionnaires to the Chief Legal Officer, who summarizes the results without attribution, and forwards the summary to the Committee chair, who analyzes the data and reports the results to the Board and to each committee. The full Board discusses summaries of the assessments and committee evaluations with a view to enhancing the overall performance of the Board.

Code of Business Conduct and Ethics

The Company has both a Code of Business Conduct and a Code of Ethics for Senior Financial Management, both of which may be found on the Company's website under the "Governance" tab at www.standex.com. Please see page 47 for information about the procedure for requesting a copy. Further, the Company continues to utilize an on-line interactive compliance training program which encompasses a wide variety of subject matters, including Code of Conduct; preventing discrimination and harassment; Foreign Corrupt Practices Act (FCPA); Sarbanes-Oxley essentials; and fraud awareness and detection. New training courses are assigned regularly to employees to promote ongoing awareness of governance and ethical issues. Further, the programs can be customized by Company divisions to pinpoint issues that may arise in the ordinary course of their respective businesses.

The Code of Business Conduct applies to all employees, officers and directors of the Company and provides that, in the conduct of all corporate activities, integrity and ethical conduct is expected. In addition, the Code addresses and provides guidance on a number of business-specific issues, including but not limited to insider trading and conflicts of interest.

The Code of Ethics for Senior Financial Management applies to all employees, officers and directors who have supervisory financial duties. The Code of Ethics is intended to assist in the complete and accurate reporting of all financial transactions in compliance with applicable laws, rules and regulations.

Waivers of the requirements of the Company's Codes, if granted by the Board or the Corporate Governance/Nominating Committee, will be posted on the Company's website. No waivers were granted in fiscal year 2017 or for any prior period. Compliance is monitored by the Company's Corporate Governance Officer and the Committee, in communication with the Board and senior corporate management, as appropriate.

Executive Sessions of Independent Directors and Oversight of CEO Performance

Under the Board's Corporate Governance Guidelines, the independent directors of the Board meet in regularly scheduled executive sessions with no management directors or management present. Thomas Hansen has been designated by the independent directors as the Lead Independent Director for such executive sessions. The Committee has adopted a list of duties to be performed by the Lead Independent Director that are intended to encompass the important tasks of this position. These duties are included as Appendix A of the Corporate Governance Guidelines, found under the "Governance" tab at www.standex.com. The Committee believes that naming a Lead Independent Director and enumerating the considerable responsibilities of this role promotes independent, objective oversight, and maintains an efficient communication structure between the President/CEO and the Board.

A number of Board and committee processes and procedures provide substantial independent oversight of the performance of the CEO. These include an annual detailed evaluation of the CEO's performance against pre-determined goals, which evaluation measures numerous performance and personal benchmarks; regular executive sessions of the independent directors (called and chaired by the Lead Independent Director); and full independence of each member of the Audit, Compensation and Corporate Governance/Nominating Committees.

Director Attendance Policy

It is the policy of the Board, pursuant to its Corporate Governance Guidelines, that each director has a duty to attend, whenever possible, all meetings of the Board and of each committee on which the director serves and to review in advance all meeting materials, which are sent electronically to each director, and are placed on a secure server for director access. In addition, each director is expected to attend the Annual Meeting of Stockholders.   In October 2016, all directors attended the Annual Meeting.

Stockholder Communications with Directors

The Board of Directors welcomes input and suggestions from stockholders and all interested parties. The Board will regard all appropriate communication seriously and will promptly address it. The

Board has adopted the following procedure for stockholders and other interested parties to contact members of the Board, its committees and the independent directors as a group. Correspondence, addressed to any individual director, group or committee chair or the Board as a whole, should be sent to the Corporate Governance Officer, Standex International Corporation, 11 Keewaydin Drive, Suite 300, Salem, NH 03079. Alternatively, an email to boardofdirectors@standex.com may be sent. The message line should specify the individual director, committee or group that the stockholder wishes to contact.

All communication will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communication. The Corporate Governance Officer shall use discretion in declining to forward communication unrelated to the duties and responsibilities of the Board, including but not limited to communication in the nature of advertisements or promotions, employment inquiries or resumes, surveys or other forms of mass mailings. However, all communication, regardless of its nature, will be catalogued, archived and periodically reported to the Board for its information and use.

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure, in order to best serve stockholders' interests by ensuring an efficient, high-functioning Board.

During fiscal year 2016, the Board examined a number of factors in connection with this responsibility, including the specific constitution of the Board; the capabilities and qualifications of the CEO; the responsibilities and activities of the Lead Independent Director; the ease and candor of communication among all Board members and the CEO; the existing policies and practices that provide independent oversight of management; the ability to attract and retain qualified individuals for Board service; and corporate governance practices in the industry and the Company's peer group. At the conclusion of this process, the Committee nominated David Dunbar to be Chair of the Board, and Mr. Dunbar was duly elected at the October, 2016 Board meeting.

Recognizing that the optimal Board leadership structure may vary as changing circumstances warrant, the Board shall review this determination annually, consistent with the Corporate Governance Guidelines. Maintaining a certain flexibility regarding this decision will allow the Board to review whether the execution of Company strategy, the independent oversight of senior management, and the best interests of stockholders are being optimally accomplished by having the CEO hold the Chair role. In the event that the Board determines that a separate leadership structure is in the best interests of stockholders and the Company, a change shall be considered. The Board continues to believe that the role of the Lead Independent Director serves as a critical conduit and safeguard in years when the role of Chair and CEO are held by the same individual. The Board believes that this structure, which calls for a strong and experienced Lead Independent Director with well-defined responsibilities, along with the Company's seasoned and engaged independent directors, provides effective oversight and accomplishes the goals of the Corporate Governance Guidelines.

After undertaking this deliberative process in fiscal year 2017, the Board once again elected David Dunbar to act as Chair for the fiscal year 2018.

CORPORATE GOVERNANCE/NOMINATING COMMITTEE
Thomas E. Chorman, Chair
Jeffrey S. Edwards
Gerald H. Fickenscher
Daniel B. Hogan

Director Compensation

The elements of non-employee director compensation for fiscal year 2017 are as follows:

- a $60,000 annual cash retainer, payable quarterly, all or a portion of which may be deferred into the receipt of discounted RSUs pursuant to the MSPP;

- an annual restricted stock grant equal to $100,000 and valued as of the date of the Annual Meeting of Stockholders, which stock vests three years after the date of grant;

- a $16,000 cash payment per year for the Chair of the Audit Committee;

- a $10,000 cash payment per year for the Chair of the Compensation Committee;

- an $8,000 cash payment per year for the Chair of the Corporate Governance/Nominating Committee;

- an $8,000, $5,000 and $3,000 cash payment per year to each member of the Audit, Compensation and Corporate Governance/Nominating Committee, respectively;

- a $50,000 cash payment per year for any non-employee Chair of the Board, all or a portion of which may be deferred into the receipt of discounted RSUs pursuant to the MSPP; and

- $16,000 cash payment per year for the Lead Independent Director.

For fiscal year 2017, the annual cash retainer paid to non-employee directors increased from $50,000 to $60,000, and the value of the annual restricted stock award made to non-employee directors increased from $65,000 to $100,000. The increase was the result of a competitive assessment of the compensation paid to our directors made by the Compensation Committee, with the assistance of Meridian. The frame of reference for the assessment was a review of the compensation paid to directors of the Company's peer group adopted for fiscal year 2017. See page 13 of this proxy statement, "Basis for Determination of Target Executive Compensation," for a detailed description of the Company's peer group.

Under the Company's Stock Ownership guidelines, the Company requires each non-employee director to own Company Common Stock with a value of at least five times the annual cash retainer paid to each director. Until such time as a director has attained the applicable share ownership guideline, he is expected to retain at least 50% of the share units awarded to him, net of amounts required to pay taxes and exercise prices. The valuation of the Common Stock used to determine compliance with the ownership requirement is set each fiscal year and shall be based on the Company's average stock price during the fourth quarter of the prior fiscal year. All directors are presently in compliance with the guidelines.

The Company does not have per meeting fees for non-employee directors, believing that no incentives for meeting attendance should be necessary.

As an employee director, Mr. Dunbar does not receive director compensation for his service on the Board.

No retirement plan benefits or perquisites are provided to directors of the Company. Directors are not granted stock options, as the Company does not grant stock options to any person.

The following table presents the compensation the Company provided to non-employee directors for their services during fiscal year 2017:

Director	Fees Earned Or Paid In Cash ($) (1)	Stock Awards ($) (2)(3)	All Other Compensation ($) (4)	Total ($)
Charles H. Cannon, Jr.	75,500	100,000	2,912	177,912
Thomas E. Chorman	83,000	100,000	1,438	184,438
Jeffrey S. Edwards	23,000	163,865	0	186,865
Gerald H. Fickenscher	71,000	100,000	1,438	172,438
Roger L. Fix	85,000	100,000	370	185,370
Thomas J. Hansen	29,167	187,048	1,438	217,653
Daniel B. Hogan	18,000	163,865	1,807	183,672

_____

Footnotes to Table:

(1)   This column represents the cash paid to each director pursuant to the annual cash retainer, plus fees earned for serving as Chair of the Board, Lead Independent Director, or as a member of or Chair of any Committees of the Board. All or a portion of the annual cash retainer may be used, at the election of the director, to purchase restricted stock units pursuant to the MSPP. RSUs purchased under the MSPP are disclosed in the Stock Awards column.

(2)   This column represents the aggregate grant date fair value of two separate awards: (1) RSUs issued on account of that portion of the director's annual cash retainer which the director elects to defer into the receipt of RSUs under the terms of the MSPP; and (2) shares of time-based restricted stock. With respect to (1) above, the MSPP requires that prior to the beginning of the fiscal year in which the annual cash retainer is earned, directors may elect to use all or a portion of their annual cash retainer to purchase RSUs. Under the MSPP, RSUs are issued based on a 25% discount from the lower of the closing price of the Company's stock on the last day of the fiscal year in which the cash retainer was earned or the date on which the Compensation Committee certifies the results for the annual incentive bonus. The amounts in this column which are attributable to issuances under the MSPP are computed in accordance with FASB ASC Topic 718, using the same assumptions as are referenced in footnote (2) to the Summary Compensation Table found on page 24 of this proxy statement.

With respect to the awards of time-based restricted stock noted in (2) above, the column includes the grant date fair value of such awards for FY 2017. Grant date fair value is calculated by multiplying the number of shares of stock awarded times the closing price of the Company's stock on the date awarded, in accordance with FASB ASC Topic 718. At June 30, 2017, the aggregate number of outstanding shares of unvested restricted stock and RSUs held by each director was as follows: Mr. Cannon: 5,133; Mr. Chorman: 2,743; Mr. Edwards: 3,995; Mr. Fickenscher: 2,743; Mr. Fix: 2,743; Mr. Hansen: 5,133; and Dr. Hogan: 3,565.

(3)   Upon the retirement of any director as a result of reaching the mandatory retirement age for service as a director, or upon a change in control of the Company, the non-vested installments of the annual restricted stock grants shall be subject to acceleration and immediate vesting.

(4)   Included in this column are the dividend equivalents that accrued during the three-year vesting period for both the restricted stock grants and the restricted stock units received pursuant to the MSPP that vested during the fiscal year. The dividend equivalents are paid upon vesting.

PROPOSAL 2 – ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

We are asking our stockholders to approve a non-binding, advisory resolution on the compensation of the executive officers (the "named executive officers") whose compensation is specifically set forth in the Summary Compensation Table and other related tables of this proxy statement (which are found beginning on page 24 of this proxy statement). The advisory vote does not address any specific element or the level of the compensation payable to any named executive officer, but rather asks stockholders to approve the total compensation payable to the "named executive officers." Notwithstanding that the vote is advisory only, we will carefully evaluate the outcome of the vote and will take it into account in assessing any future changes to our compensation philosophy and programs.

The Board of Directors recommends that stockholders vote to approve the total compensation of our named executive officers, because of its belief that our executive compensation program is an important factor in driving the creation of stockholder value. The program ties a significant portion of the compensation of our named executive officers to the financial performance of the Company and pays a large portion of such compensation in the form of equity that cannot be immediately sold. We urge stockholders to read the Compensation Discussion and Analysis which begins on page 11 of this proxy statement, and the compensation tables which follow it. It provides a thorough description of the entire program and the compensation paid under it. Here is a summary of several important facts to consider in evaluating our executive compensation:

- The program is designed 1) to attract and retain highly talented executives who have the ability to manage a diverse set of businesses that serve a variety of markets and are subject to differing business strategies, and 2) to provide those executives with incentives to meet specific financial, operational and strategic performance goals that are determined by the Compensation Committee of the Board of Directors as likely to create and sustain stockholder value.

- A significant portion of the compensation payable under the program is variable, and depends upon the performance of the Company (or in the case of non-corporate executives, the business unit of the Company for which they are responsible) over both the short and long term.

- A significant portion of the compensation is payable in the form of Company stock, which serves to closely align the interests of our executives with those of our stockholders.

- To avoid a focus on short-term results at the expense of longer-term corporate performance, the stock payable is either forfeited if the executive leaves our employment within three years after it is granted, or is paid to the executive in equal installments over a three-year period, only if the executive remains employed at the time each installment is to be paid. This practice serves both to retain executives in the employ of the Company, and motivates them to act in the long-term interests of the Company. In addition, executives are subject to stock ownership guidelines, which limit their ability to sell shares of stock which they receive while they are employed by the Company.

- We do not provide guaranteed or minimum bonuses to our executives (except occasionally in connection with the inception of employment as set forth in any named executive officer's employment contract), and we provide only a very limited number of perquisites.

- Both the amounts and forms of our compensation are determined by an independent committee of the Board of Directors, which receives independent advice from Meridian Compensation Partners, LLC, a nationally recognized compensation consultant that performs no other services for the Company.

- The Board of Directors has the right to recover any incentive compensation paid to any executive if the Company is required to restate any financial results downward as a result of misconduct on the part of that executive.

The compensation paid to our executives for fiscal year 2017 was consistent with our pay-for-performance philosophy.

The Board believes that the total compensation paid to our named executive officers is aligned with both the performance of the Company and the interests of our stockholders. As a result, the Board recommends that stockholders approve the following non-binding, advisory resolution:

"RESOLVED, that the stockholders of Standex International Corporation approve, on an advisory basis, the compensation of the Company's named executive officers as described in this Proxy Statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, all under the heading titled 'Executive Compensation.' "

The Board of Directors unanimously recommends a vote <u>FOR</u> the foregoing Proposal.

PROPOSAL 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors has selected Grant Thornton LLP ("Grant Thornton") to serve as the Company's independent registered public accounting firm for the 2018 fiscal year. Grant Thornton was appointed on September 4, 2014 and has served as the Company's independent auditor since that time. The Board believes that it is in the best interests of stockholders to appoint Grant Thornton, LLC as the Company's independent registered public accounting firm. If stockholders do not ratify the appointment, the Audit Committee will investigate the reasons for the rejection and will reconsider the appointment.

Stockholders are being asked to ratify the appointment of Grant Thornton, and the Board unanimously recommends a "For" vote in connection with this resolution. While ratification by the stockholders of this appointment is not required by law or by the Company's articles of incorporation or bylaws, we believe that such ratification is desirable as a matter of good corporate governance.

It is expected that representatives of Grant Thornton will be present at the Annual Meeting of Stockholders where they will have the opportunity to make a statement, if they desire to do so, and to respond to appropriate questions.

The Board of Directors recommends a vote <u>FOR</u> the ratification of the selection of the Independent Auditors.

INDEPENDENT AUDITORS' FEES

The following table summarizes the aggregate fees for independent auditor services incurred by the Company for each of the last two fiscal years. For fiscal years 2017 and 2016, the independent auditor was Grant Thornton, LLP:

($ in thousands)	2017	2016
Audit Fees to Grant Thornton LLP (a)	1,303	1,024
Audit Related Fees (b)	336	255
Tax Fees	24	28
All Other Fees (c)	2	67
Total	1,665	1,364

_____

(a) Fees for audit services performed as related to fiscal year 2017 and 2016 consisted substantially of the following:

- Audit of the Company's annual financial statements

- Reviews of the Company's quarterly financial statements

- The increase in 2017 audit fees compared to 2016 relates primarily to fees incurred in 2017 in connection with the two acquisitions completed by the Company during the year.

(b) Fees for audit related services performed in 2017 and 2016 consisted substantially of the following:

- International audit related services took place in Japan, Germany, the United Kingdom, Mexico, Ireland, Portugal, Malaysia and India.

(c) Fees for all other services in 2017 represent agree upon procedures performed by Grant Thornton LLP in Ireland in connection with a government grant. Fees reported in this row during fiscal 2016 represent the aggregate fees for professional services performed by Deloitte & Touche, LLP for transitional and carryover services to effectuate the transition of the Company's appointed auditor from Deloitte & Touche, LLC to its current independent auditor, Grant Thornton, LLP.

In considering the nature of the services provided by the independent auditor, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with Company management and the independent auditor to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the U.S. Securities and Exchange Commission to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

Pre-Approval Policy

The services performed by the independent auditor in fiscal year 2017 were approved in accordance with the Audit Committee's pre-approval policy and procedures as set forth in the Committee's Charter.

As required by the policy, on an annual basis, the Audit Committee is provided a description of the services to be provided for each category and fees to be incurred. The policy describes the permitted audit, audit-related, tax, and other services that the independent auditor may perform, and the Audit Committee approves the established level of fees for the respective fiscal year. Any subsequent requests for audit, audit-related, tax and other services not previously submitted and approved by the Audit Committee for specific pre-approval may not commence until such approval has been granted.

A quarterly status of the actual services performed to date is provided to the Audit Committee by Grant Thornton. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, has been delegated to the Chair of the Audit Committee for services not to exceed $50,000. The Chair must update the Audit Committee at the next regularly scheduled meeting of any services that were granted such specific pre-approval.

REQUESTING DOCUMENTS

Both this Proxy Statement and the Annual Report on Form 10-K may be reviewed online at: http://www.envisionreports.com/SXI and also at the Company's website at www.standex.com/Investors/Annual Reports & Proxy Materials. Stockholders may obtain print or emailed copies, free of charge, of this Proxy Statement, Form 10-K, the Company's Codes of Conduct, Committee Charters or the Corporate Governance guidelines by writing to Standex International Corporation, Investor Relations Department, 11 Keewaydin Drive, Suite 300, Salem, NH 03079. Stockholders may also call the

Company's Stockholder Services Administrator at 603-893-9701 to request copies. In the alternative, print copies may be requested by e-mailing the request to investorrelations@standex.com. All requests will be fulfilled within three (3) business days of receipt. Copies will be sent via first class mail.

OTHER PROPOSALS

Management does not know of any other matters which may come before the meeting. However, if any other matters are properly presented at the meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to the Securities Exchange Act of 1934, the Company's executive officers, directors and persons who own more than 10% of the Company's Common Stock are required to file reports of ownership and changes in ownership in the Common Stock of the Company (called a "Form 4") under Section 16(a) with the Securities and Exchange Commission and the New York Stock Exchange, with copies of those reports filed with the Company.

Based solely upon a review of the copies of the reports furnished to the Company for the fiscal year 2017, the Company advises that all Form 4s were filed on a timely basis, except for a one day delay on September 9, 2016 for director Edwards, due to an administrative delay in obtaining the filing codes required by the SEC's electronic filing database. Further, on July 13, 2017, the Company filed a Form 5 for director Hogan to report his charitable gift of certain shares.

STOCKHOLDER PROPOSALS

Any stockholder desiring to submit a proposal for consideration at the 2018 Annual Meeting of Stockholders, in accordance with Rule 14a-8, must submit such proposal to the Company, in writing, at its executive offices, 11 Keewaydin Drive, Suite 300, Salem, NH 03079, no later than May 16, 2018 in order to be considered for inclusion in the proxy materials for the 2018 Annual Meeting of Stockholders.

Stockholder proposals that are not intended to be included in the proxy materials for the 2018 Annual Meeting of Stockholders, but that are to be presented by a stockholder from the floor are subject to the advance notice provisions in the Company's by-laws. In order for a stockholder to bring other business before a stockholder meeting, the Company by-laws require that timely notice should be received by the Company no earlier than May 16, 2018 but no later than June 15, 2018 and that such notice otherwise comply with the requirements of the Company's by-laws.

By the Board of Directors



Alan J. Glass, *Secretary*

September 14, 2017

Standex
IMPORTANT ANNUAL MEETING INFORMATION

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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 3:00 a.m., Central Time, on October 26, 2017.

Vote by Internet
- Go to www.envisionreports.com/SXI
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

| X |

Annual Meeting Proxy Card   1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET **OR** TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all nominees listed in Proposal 1, FOR Proposal 2 and FOR Proposal 3.

1. Election of Directors
For three year terms expiring in 2020:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - David A. Dunbar	☐	☐	☐	02 - Michael A. Hickey	☐	☐	☐	03 - Daniel B. Hogan	☐	☐	☐



	For	Against	Abstain		For	Against	Abstain
2. To conduct an advisory vote on the total compensation paid to the named executive officers of the Company.	☐	☐	☐	3. To ratify the appointment by the Audit Committee of Grant Thornton LLP as independent auditors.	☐	☐	☐

To transact such other business as may come before the meeting.

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. Date and Sign Below

Note: Please sign exactly as your name appears on this Proxy. If signing for estates, trusts, corporations or partnerships, title or capacity should be stated. If shares are held jointly, each holder should sign.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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Annual Meeting Materials are available at:
http://www.envisionreports.com/SXI

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Standex®

REVOCABLE PROXY — Standex International Corporation

ANNUAL MEETING OF STOCKHOLDERS
OCTOBER 26, 2017
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The stockholder of record hereby appoints David A. Dunbar and Alan J. Glass, and either of them, with full power of substitution, as Proxies for the stockholder, to attend the Annual Meeting of the Stockholders of Standex International Corporation (the "Company"), to be held at the Burlington Marriott, One Burlington Mall Road, Burlington MA 01803, on Thursday, October 26, 2017 at 11:00 a.m., local time, and any adjournments thereof, and to vote all shares of the common stock of the Company that the stockholder is entitled to vote upon each of the matters referred to in this Proxy and, at their discretion, upon such other matters as may properly come before this meeting.

In connection with those shares (if any) held by me as a participant in the Standex Retirement Savings Plan (the "Plan"), I hereby direct the trustee of the Plan in which I participate to vote all vested shares allocated to my account under such Plan on August 31, 2017 in accordance with the instructions on the reverse side of this proxy card or, if no instructions are given, in accordance with the Board of Directors' recommendations, on all items of business to come before the Annual Meeting of Stockholders to be held on October 26, 2017 or any adjournment thereof. Your voting instructions will be kept confidential from the officers, directors and employees of the Company. Under the Plan, the shares for which no signed proxy card is returned or for which any instructions are not timely received or are improperly executed shall be voted by the trustee in the same proportions on each Proposal for which properly executed instructions were timely received.

This Proxy, when properly executed, will be voted in the manner directed herein by the stockholder of record. **If no direction is made, this Proxy will be voted FOR all nominees listed in Proposal 1, FOR Proposal 2 and FOR Proposal 3.**

PLEASE PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR THE INTERNET OR COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

(Continued, and to be marked, dated and signed, on the other side)